SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES

II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: https://ri.eletrobras.com/en/. Annex III will be available soon.

Contact RI: ombudsman-ri@eletrobras.com | https://ri.eletrobras.com/en/ | +55 (21) 2514-6333

Video Conference in Portuguese
March 14, 2023
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras4T22_496

Video Conference in Portuguese
March 14, 2023
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferênciadeResultadosEletrobras4T22_496

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

ELET B3 LISTED N1
LATIBEX XELTO & XELTB
ISEB3
Pacto Global Rede Brasileira

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

ASSETS 12/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte

CURRENT
Cash and Cash Equivalents	4,764,303	874,173	9,994	162,518
Accounts Receivable, net	1,771,246	869,168	384,376	1,453,289
Financing and Loans - principal	0	0	0	0
Financing and Loans - charges	0	0	0	0
Marketable Securities	6,718,885	386,643	1,384,157	209,271
Dividends Receivable	117,409	54,279	0	28,375
Deferred Fiscal Assets (Tax and Contributions)	5,148	81,575	5,834	179,177
Income Tax and Social Contribution	592,381	634,263	18,090	243,170
Derivative Financial Instruments	0	0	0	501,355
Reimbursement Rights	0	0	5,251	25,463
Guarantees and Linked Deposits	137,708	28,782	7,506	0
Inventory	145,915	121,543	50,845	110,745
Contractual Assets	4,145,344	2,835,271	866,504	1,502,007
Nuclear Fuel Inventory	0	0	0	0
Financial Assets	0	0	0	0
Others	431,064	930,508	210,327	366,274
TOTAL CURRENT ASSETS	18,829,403	6,816,205	2,942,884	4,781,644

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	238,051	0	0	465,004
Financing and Loans - principal	0	0	0	0
Marketable Securities	902,780	403,589	39	118
Deferred Fiscal Assets (Taxes and Contributions)	12,125	214,093	0	209,273
Income Tax and Social Contribution	2,077,784	0	1,463,378	0
Derivative Financial Instruments	0	0	0	485,507
Reimbursement Rights	0	0	0	76,390
Guarantees and Linked Deposits	1,131,005	541,800	262,231	220,855
Indemnifications receivables - Law 12,783/2013	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0
Contractual Assets	20,618,273	16,025,528	5,788,106	9,271,177
Financial Assets	0	0	0	0
Advance for equity participation	0	0	0	0
Others	209,087	60,641	84,388	524,464
TOTAL LONG-TERM ASSETS	25,189,105	17,245,651	7,598,142	11,252,788

INVESTMENTS	5,076,612	5,650,536	1,946,945	5,547,620

FIXED ASSETS, NET	24,725,671	2,811,656	2,433,158	4,631,490

INTANGIBLE ASSETS	22,525,941	28,770,785	194,126	28,421,872

TOTAL NON-CURRENT ASSETS	77,517,329	54,478,628	12,172,371	49,853,770

TOTAL ASSETS	96,346,732	61,294,833	15,115,255	54,635,414

1

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

ASSETS 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte

CURRENT
Cash and Cash Equivalents	116,800	9,762	10,859	33,529
Accounts Receivable, net	1,129,389	845,468	390,156	1,888,012
Financing and Loans - Principal	0	0	0	0
Financing and Loans - Charges	0	0	0	0
Marketable Securities	2,208,058	2,417,482	1,139,995	3,064,153
Dividends Receivable	117,586	74,693	0	44,101
Deferred Fiscal Assets (Tax and Contributions)	4,325	70,705	4,242	194,706
Income Tax and Social Contribution	168,130	569,938	18,501	37,485
Derivative Financial Instruments	0	0	0	690,333
Reimbursement Rights	0	0	3,242	24,351
Guarantees and Linked Deposits	0	26,491	37,227	0
Inventory	39,834	79,383	107,490	127,900
Contractual Assets	3,124,010	2,225,993	759,688	1,246,665
Nuclear Fuel Inventory	0	0	0	0
Financial Assets	0	11,996	0	0
Others	252,038	627,929	207,639	357,678
TOTAL CURRENT ASSETS	7,160,170	6,959,840	2,679,039	7,708,913

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	263,295	0	0	1,035,578
Financing and Loans - principal	0	0	0	0
Marketable Securities	554,123	140,924	39	110
Diferred Fiscal Asset (Taxes and Contributions)	0	204,383	14	241,496
Income Tax and Social Contribution	0	0	1,500,987	0
Derivative Financial Instruments	0	0	0	653,022
Reimbursement Rights	0	0	0	98,070
Guarantees and Linked Deposits	937,696	322,601	268,619	258,918
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0
Contractual Assets	21,370,408	15,902,163	5,525,451	9,360,590
Financial Asset	1,449,680	217,429	0	5,235
Advance for equity participation	0	0	0	0
Others	164,646	53,509	67,366	637,025
TOTAL LONG-TERM ASSETS	24,739,848	17,328,831	7,362,476	12,290,044

INVESTMENTS	5,121,806	5,409,581	2,048,185	3,841,526

FIXED ASSETS, NET	7,082,100	2,277,593	2,379,802	7,687,037

INTANGIBLE ASSETS	1,175,872	456,549	247,245	2,971,931

TOTAL NON-CURRENT ASSETS	38,119,626	25,472,554	12,037,708	26,790,538

TOTAL ASSETS	45,279,796	32,432,394	14,716,747	34,499,451

2

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

LIABILITIES 12/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte

CURRENT	1,068,576	554,497	461,991	616,199
Suppliers	2,617,176	207,407	426,256	1,398,829
Financing, loans and debentures	296,767	285,739	33,036	284,358
Tax and Social Contributions	0	0	0	0
Current Income Tax and Social Contribution	0	0	0	0
Derivative financial instruments	0	0	0	0
Reimbursement Obligations	64,270	0	0	102,630
Advance from clients	742,797	592,047	96,690	742,182
Shareholders' Compensation	511,151	557,716	286,254	796,566
Estimated Obligations	62,450	0	0	0
Provisions for Litigations	174,904	248,146	0	174,672
Obligations with CDE (Energy Development Account)	230,764	349,553	0	294,623
Obligations with Revitalization of the Watershed	36,815	187,658	21,964	0
Post-Employment Benefits (Pension Plan Payments)	28,098	39	8,395	194,936
Leasing (principal)	(9,276)	0	(3,499)	(3,084)
Leasing (charges)	0	0	0	0
Provisions for Onerous Contracts	29,943	0	3,717	0
Concessions payable - Use of public property	186,837	353,427	32,542	423,804
Regulatory fees	240,976	41,374	230,650	468,473
Others	6,282,248	3,377,603	1,597,996	5,494,188
TOTAL CURRENT LIABILITIES

NON-CURRENT
Suppliers	0	0	0	0
Financing, loans and debentures	25,900,525	827,706	2,807,646	2,813,588
Tax and Social Contributions	202,010	0	0	521,706
Income Tax and Social Contribution	4,242,878	588,229	0	1,026,523
Derivative financial instruments	0	0	0	0
Reimbursement Obligations	0	0	0	0
Advance from clients	129,484	0	0	84,437
Estimated Obligations	4,697	0	0	0
Provisions for Litigations	2,706,968	4,208,697	1,111,587	512,258
Provision for uncovered liability on invested companies	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	122,594	3,579,524	503,644	61,073
Leasing (principal)	226,878	1,972	51,314	290,413
Leasing (charges)	(52,582)	0	(17,792)	(3,925)
Obligations with CDE (Energy Development Account)	8,382,493	12,192,728	0	8,582,550
Obligations with Revitalization of the Watershed	1,583,991	2,412,032	0	2,032,998
Provision for Onerous Contracts	0	90,499	173,923	0
Concessions payable - Use of public property	327,256	0	45,164	0
Regulatory fees	221,777	219,571	23,010	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0
Advances for future capital Increase	0	11,766,222	0	8,829,806
Others	582,153	573,064	65,826	1,677,542
TOTAL NON-CURRENT LIABILITIES	44,581,122	36,460,244	4,764,322	26,428,969

EQUITY
Capital Stock	15,439,373	9,753,953	7,067,586	13,506,377
Capital reserves	5,053,045	4,916,199	0	0
Profit Reserves	18,054,370	9,888,817	1,742,815	9,487,068
Additional Dividend Purposed	299,121	695,808	0	0
Accumulated profit/loss	0	0	0	0
Other Comprehensive Income	(1,996,130)	(3,797,791)	(26,734)	(281,188)
Advances for Future Capital Increase	8,400,000	0	0	0
Minority shareholdings	233,583	0	(30,730)	0

TOTAL EQUITY	45,483,362	21,456,986	8,752,937	22,712,257

TOTAL LIABILITIES AND EQUITY	96,346,732	61,294,833	15,115,255	54,635,414

3

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

LIABILITIES 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte

CURRENT
Suppliers	668,272	394,846	318,122	761,502
Financing, loans and debentures	1,586,273	199,480	313,847	1,454,890
Tax and Social Contributions	237,332	155,839	27,566	17,444
Current Income Tax and Social Contribution	0	0	0	19,568
Derivative financial instruments	0	0	0	0
Reimbursement Obligations	0	0	0	0
Advance from clients	0	0	0	89,509
Shareholders' Compensation	894,133	1,298,929	69,231	2,482,651
Estimated Obligations	409,251	353,902	142,120	395,725
Provisions for Litigations	0	0	0	0
Obligations with CDE (Energy Development Account)	0	0	0	0
Obligations with Revitalization of the Watershed	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	32,872	167,869	27,780	0
Leasing - principal	19,532	36	8,313	186,080
Leasing - charges	(9,516)	0	(3,777)	(4,994)
Provisions for Onerous Contracts	0	0	0	10,517
Concessions payable - Use of public property	1,860	0	3,510	0
Regulatory fees	82,806	36,123	50,959	363,790
Others	30,405	35,335	284,377	287,392
TOTAL CURRENT LIABILITIES	3,953,220	2,642,359	1,242,048	6,064,074

NON-CURRENT
Suppliers	0	0	59,052	0
Financing, loans and debentures	5,795,779	990,166	3,120,447	3,473,194
Tax and Social Contributions	159,384	0	0	101,016
Income Tax and Social Contribution	4,135,512	670,192	0	1,859,412
Derivative financial instruments	0	0	0	0
Reimbursement Obligations	0	0	0	0
Advance from clients	0	0	0	186,348
Estimated Obligations	36,347	13,046	12,620	64,038
Provisions for Litigations	2,411,542	3,130,760	1,094,094	629,920
Provision for uncovered liability on invested companies	705,864	0	0	2,652
Post-Employment Benefits (Pension Plan Payments)	135,943	3,314,875	516,373	106,740
Leasing - principal	207,418	2,003	56,106	463,949
Leasing - charges	(50,732)	0	(20,602)	(8,204)
Obligations with CDE (Energy Development Account)	0	0	0	0
Obligations with Revitalization of the Watershed	0	0	0	0
Provision for Onerous Contracts	280,528	67,298	80,338	0
Concessions payable - Use of public property	37,202	0	44,453	0
Regulatory fees	189,887	459,416	38	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0
Advances for future capital Increase	72,065	0	300,000	0
Others	387,801	492,978	91,155	1,953,284
TOTAL NON-CURRENT LIABILITIES	14,504,540	9,140,734	5,354,074	8,832,349

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263
Capital Reserves	5,053,045	4,916,199	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729
Additional Dividend Purposes	160,458	0	44,988	0
Accumulated Profit/Losses	0	0	0	0
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)
Advances for Future Capital Increase	0	0	0	0
Minority shareholdings	209	0	(20,829)	0

TOTAL EQUITY	26,822,036	20,649,301	8,120,625	19,603,028

TOTAL LIABILITIES AND EQUITY	45,279,796	32,432,394	14,716,747	34,499,451

4

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte
Operating Revenues	12,539,301	7,870,267	3,651,938	10,191,886

Electric Energy Supply (sell) - Generation	5,071,720	91,415	2,023,535	7,162,714
Electric Energy Supply - Generation	1,404,179	863,486	0	1,657,845
Short Term Electric Energy - Generation	486,045	110,777	24,005	520,623
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,621,669	3,015,175	0	39,786
Revenue from Construction of Plants - Generation	7,324	0	0	0
Revenue from Operation and Maintenance - Transmission	2,205,586	2,268,251	915,176	1,267,029
Contractual Revenue - Transmission	3,252,503	2,403,532	845,839	1,399,382
Construction Revenue - Transmission	480,112	605,344	265,116	143,735

Other Revenues	118,703	80,840	67,406	650,496

Deductions to Operating Revenues	(2,108,540)	(1,568,553)	(489,139)	(2,649,724)

Operating Costs	(6,521,383)	(3,113,788)	(2,044,999)	(4,685,553)

Personnel, Supplies and Services	(1,346,004)	(795,060)	(568,800)	(879,787)
Consensual Dismissal Plan (PDC)	0	0	0	0
Energy Purchased for Resale	(2,197,557)	(235,667)	(668,244)	(244,263)
Charges upon use of eletricity network	(1,177,689)	(948,925)	(63,362)	(832,877)
Construction	(319,545)	(968,419)	(324,328)	(116,659)
Electric Energy production cost	(611,060)	0	(195,023)	(1,279,913)
Depreciation and Amortization	(869,528)	(134,139)	(210,984)	(1,266,041)
Operating Provisions	0	0	0	0
Others	0	(31,578)	(14,258)	(66,013)

Operating Expenses	(1,949,702)	(2,363,212)	(985,731)	(3,564,908)

Personnel, Supplies and Services	(685,367)	(728,588)	(332,681)	(963,981)
Consensual Dismissal Plan (PDC)	(254,042)	(391,591)	(148,550)	(423,188)
Donations and Contributions	(49,984)	(12,235)	(1,975)	(15,905)
Depreciation and Amortization	(57,899)	(31,900)	(27,955)	(80,625)
Operating Provisions	(353,934)	(791,283)	(466,842)	(1,870,576)
Others	(548,476)	(407,615)	(7,728)	(210,633)

REGULATORY REVIEWS - TRANSMISSION CONTRACTS	19,874	228,155	95,259	21,890

OPERATING RESULT BEFORE FINANCIAL RESULT	4,088,090	2,621,422	716,467	1,963,315

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	418,682	251,597	183,951	284,823
Income from Interest, Commission and Fees (financing and loans)	28,973	0	0	0
Additional Interest on Energy	1,649	7,827	0	243,161
Monetary Adjustment Gain	219,551	112,493	37,447	0
Exchange Variation Gain	24,095	0	55,973	39,749
Gains on Derivatives	26,976	14,299	52,610	205,705
(-) TAXES ON FINANCIAL REVENUES	(32,529)	0	(13,195)	(53,760)
Debt Charges - financing and loans	(1,696,065)	(92,790)	(250,690)	(473,897)
Debt Charges - suppliers	0	0	(8,957)	0
Debt Charges - leasing	(10,682)	(220)	(3,795)	(527,746)
Debt Charges - Obligations with CDE (Energy Development Account)	(315,629)	(457,323)	0	(324,086)
Debt Charges - Obligations with Revitalization of the Watershed	(49,160)	(74,809)	0	(63,054)
Charges on shareholders' funds	(42,295)	(96,027)	(6,745)	(207,176)
Monetary Adjustment Loss	(30,858)	(26,486)	(81,055)	(166,996)
Monetary Adjustment Loss - Obligations with CDE (Energy Development Account)	(56,885)	(81,966)	0	(58,729)
Monetary Adjustment Loss - Obligations with Revitalization of the Watershed	(6,050)	(9,207)	0	(7,760)
Exchange Variation Loss	(22)	0	0	0
Loss on derivatives	0	0	0	(356,494)
Other Financial Expenses	(199,664)	(30,669)	(24,203)	(376,416)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(1,719,913)	(483,281)	(58,659)	(1,842,676)

RESULTS OF EQUITY METHOD INVESTMENTS	638,397	167,233	(47,080)	(56,571)

5

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

OTHER OPERATING INCOME/EXPENSES	19,282	0	0	319,004

EFFECT OF LAW 14,182/2021	(1,338,982)	(619,230)	0	1,603,150

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,686,874	1,686,144	610,728	1,986,222

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(40,284)	21,283	(213,568)	100,425

RESULT BEFORE EQUITY PARTICIPATIONS	1,646,590	1,707,427	397,160	2,086,647

Minority Participation	(11,653)	0	(9,901)	0
NET INCOME FOR THE PERIOD	1,658,243	1,707,427	407,061	2,086,647

6

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

STATEMENT OF INCOME 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte
Operating Revenues	11,593,951	8,142,961	3,353,642	10,618,341

Electric Energy Supply (sell) - Generation	3,028,153	275,176	1,600,737	7,154,919
Electric Energy Supply - Generation	1,249,779	658,343	0	1,426,405
Short Term Electric Energy - Generation	280,147	388,431	78,539	916,921
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,490,181	2,694,367	0	35,926
Revenue from Construction of Plants - Generation	82,205	0	0	0
Revenue from Operation and Maintenance - Transmission	2,116,614	2,034,269	877,671	1,146,737
Contractual Revenue - Transmission	4,238,573	2,922,291	949,287	1,836,476
Construction Revenue - Transmission	764,804	519,125	135,125	116,786

Other Revenues	148,719	33,271	68,675	547,467

Deductions to Operating Revenues	(1,805,224)	(1,382,312)	(356,392)	(2,563,296)

Operating Costs	(3,985,802)	(2,910,004)	(1,674,636)	(508,947)

Personnel, Supplies and Services	(1,005,729)	(579,210)	(465,010)	(727,051)
Consensual Dismissal Plan (PDC)	0	0	0	0
Energy Purchased for Resale	(646,174)	(475,601)	(536,105)	2,714,958
Charges upon use of eletricity network	(764,175)	(868,871)	(56,896)	(793,737)
Construction	(339,617)	(798,008)	(209,939)	(166,390)
Electric Energy production cost	(937,447)	0	(186,087)	(766,188)
Depreciation and Amortization	(292,660)	(67,156)	(210,730)	(678,869)
Operating Provisions	0	0	(10,308)	0
Others	0	(121,158)	439	(91,670)

Operating Expenses	(2,224,709)	(2,316,766)	(1,166,354)	(763,513)

Personnel, Supplies and Services	(788,175)	(735,609)	(300,202)	(971,379)
Consensual Dismissal Plan (PDC)	0	0	0	0
Donations and Contributions	(55,856)	(12,018)	(3,341)	(6,082)
Depreciation and Amortization	(52,266)	(54,904)	(30,650)	(44,190)
Operating Provisions	(895,501)	(452,346)	(831,934)	510,706
Others	(432,911)	(1,061,889)	(227)	(252,568)

REGULATORY REVIEWS - TRANSMISSION CONTRACTS	1,364,564	2,942,521	238,840	312,819

OPERATING RESULT BEFORE FINANCIAL RESULT	6,748,004	5,858,712	751,492	9,658,700

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	70,810	59,561	43,745	151,414
Income from Interest, Commission and Fees	32,096	0	0	0
Additional Interest on Energy	1,800	100,544	0	154,326
Monetary Adjustment Gain	189,731	295,667	24,698	0
Exchange Variation Gain	14,774	0	54	0
Other Financial Income	30,877	55,216	13,972	520,288
(-) TAXES ON FINANCIAL REVENUES	(15,540)	0	(3,751)	(46,998)
Debt Charges - financing and loans	(461,493)	(87,639)	(172,554)	(364,509)
Debt Charges - suppliers	0	0	(7,007)	0
Debt Charges - leasing	(10,586)	(220)	(4,291)	(427,599)
Gains on derivatives	0	0	0	725,826
			0	0
Charges on shareholders's funds	(42,609)	(142,218)	(11,058)	(44,275)
Monetary Adjustment Loss	(165,958)	(17,048)	(125,734)	(136,727)
Monetary Adjustment Loss - Obligations with CDE (Energy Development Account)	0	0	0	0
Monetary Adjustment Loss - Obligations with Revitalization of the Watershed	0	0	0	0
Exchange Variation Loss	(47,242)	0	(20,262)	(25,934)
Losses on derivatives	0	0	0	0
Other Financial Expenses	(99,132)	(25,617)	(40,432)	(162,060)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(502,472)	238,246	(302,620)	343,752

RESULTS OF EQUITY METHOD INVESTMENTS	(321,945)	160,966	(9,590)	28,335

7

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

OTHER OPERATING INCOME/EXPENSES	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	5,923,587	6,257,924	439,282	10,030,787

Income Tax and Social Contribution and Fiscal Incentives Revenue	(1,890,795)	(789,520)	(150,018)	(2,430,253)

RESULT BEFORE EQUITY PARTICIPATIONS	4,032,792	5,468,404	289,264	7,600,534

Minority Participation	(145)	0	(2,178)	0
NET INCOME FOR THE PERIOD	4,032,937	5,468,404	291,442	7,600,534

8

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

CASH FLOWS 12/31/2022	FURNAS	CHESF	CGT ELETROSUL	ELETRONORTE
Operating Activities
Profit (loss) before income tax and social contribution	1,686,874	1,686,144	610,728	1,986,222

Depreciation and Amortization	927,427	166,039	238,939	1,346,666
Net monetary variations	(125,758)	5,166	43,608	233,485
Net exchange variations	(24,073)	0	(55,973)	(39,749)
Financial Charges	2,084,858	721,169	270,187	1,595,959
Financial Income - Concession Assets	(5,938,201)	(5,277,127)	(2,026,131)	(2,810,146)
Construction Income - Transmission	312,221	918,099	324,328	116,659
Regulatory Remeasurements - Transmission Contracts	(19,874)	(228,155)	(95,259)	(21,890)
Result of equity method investees	(638,397)	(167,233)	47,080	56,571
Operating Provisions	353,934	791,283	466,842	1,870,576
Minor shareholders' share	11,653	0	0	0
Charges on resources from shareholders' compensation	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	356,494
Other adjustments before IR / CS (LAIR)	1,046,841	(884,852)	186,768	(1,111,086)
(Increase) decrease on operating assets/liabilities	(944,367)	2,005,315	(11,096)	3,067,001

Cash flows from Operating Activities	(1,266,862)	(264,152)	21	6,646,762

Payment of interests	(1,284,502)	(93,378)	(180,221)	(499,276)
Receipt of RAP	5,688,876	4,772,639	1,687,433	2,666,107
Receipt of financial charges	0	0	0	0
Payment of income tax and social contribution	(508,883)	(384,754)	(113,362)	(979,760)
Payment of refinancing of taxes and contributions - principal	(28,818)	0	0	(355,750)
Receipt of remuneration for investments in equity interests	682,859	182,993	0	106,693
Pension Plan Payments	(96,813)	(245,525)	(61,947)	(31,764)
Payment of legal provisions	0	0	(172,637)	(518,547)
Judicial Deposits	(219,331)	(9,883)	(305,659)	(53,987)

Net Cash from (used in) Operating Activities	2,966,526	3,957,940	853,628	6,980,478

Cash Flows from Financing Activities
Loans and financing / debentures obtained	2,500,000	0	0	0
Payment of Loans and financing - principal	(1,796,604)	(164,793)	(298,100)	(1,465,867)
Payment of Shareholders Remuneration	(599,151)	(1,394,720)	(120,951)	(1,947,645)
Advances for Future Capital Increase (AFAC)	8,400,000	10,607,118	0	7,959,972
Payment of leasing - IFRS 16	(30,063)	0	(4,774)	(686,237)
Others	7,948,858	0	0	(294,121)
Net Cash from (used in) Financing Activities	16,423,040	9,047,605	(423,825)	3,566,102

Cash Flows from Investment Activities

Loans and financing - payment	0	0	0	0
Loans and Financing - Receipt	0	0	0	0
Acquisition of fixed assets	(397,041)	(557,990)	(80,207)	(542,704)
Acquisition of intangible assets	(9,594,457)	(10,665,045)	(19,180)	(9,760,997)
Capital investment in equity investments	(23,854)	0	(23,167)	(19,110)
Investment for future capital increases	(312,222)	(918,099)	(306,012)	(116,659)
Disposal of investments in equity interests	0	0	0	21,879
Others	(4,414,489)	0	(2,102)	0
Net Cash from (used in) investments activities	(14,742,063)	(12,141,134)	(430,668)	(10,417,591)

Net increase (decrease) in cash and cash equivalents	4,647,503	864,411	(865)	128,989
Cash and cash equivalents – beginning of period	116,800	9,762	10,859	33,529
Cash and cash equivalents – end of period	4,764,303	874,173	9,994	162,518
	4,647,503	864,411	(865)	128,989

9

DFR - Investor Relations Superintendence Marketletter - Annex I - 4Q22 Financial Information of the Subsidiaries

2021	FURNAS	CHESF	CGT ELETROSUL	ENORTE
Operating Activities
Profit (loss) before income tax and social contribution	5,923,587	6,257,924	439,282	10,030,787

Depreciation and Amortization	344,926	122,060	241,380	723,059
Net monetary variations	(23,773)	(278,619)	101,036	183,725
Net exchange variations	32,468	0	20,208	25,934
Financial Charges	482,592	87,859	194,910	836,383
Financial Income - Concession Assets	(7,119,991)	(5,475,685)	(1,962,083)	(3,099,999)
Construction Income	(82,205)	0	0	0
RBSE Income	(1,364,564)	(2,942,521)	(238,840)	(312,819)
Result of equity method investees	321,945	(160,966)	9,590	(28,335)
Operating Provisions	894,870	1,360,131	842,242	(510,706)
Minor shareholders' share	145	0	0	25,456
Financial Instruments - Net Result with Derivatives	0	0	0	(725,826)
Other adjustments before IR / CS (LAIR)	(826,301)	307,342	133,236	(1,625,869)
(Increase) decrease on operating assets/liabilities	676,971	778,738	110,686	475,300

Cash flows from Operating Activities	(739,330)	56,263	(108,353)	5,997,089

Payment of interest	(425,695)	(84,632)	(146,638)	(374,874)
Receipt - amortization of contractual asset (RAP)	6,034,506	4,767,174	1,581,333	2,657,113
Payment of income tax and social contribution	(1,340,758)	(402,171)	(80,425)	(195,674)
Payment of taxes and contributions' refinancing (Principal)	(29,324)	0	0	(242,193)
Receipt of remuneration for investments in equity interests	361,580	0	0	14,422
Pension Plan Payments	(105,765)	(217,981)	(3,888)	(34,195)
Payment of contingent liabilities	0	(1,527,268)	(117,238)	(1,204,582)
Judicial Deposits (Securities and linked deposits)	(27,543)	14,764	82,389	(118,608)

Net Cash provided by Operating Activities	3,727,671	2,606,149	1,207,180	6,498,498

Financing Activities
Loans and financing	1,606,057	122,640	400,000	0
Payment of Loans and financing - principal	(2,098,272)	(205,265)	(546,250)	(828,025)
Payment of Shareholders Remuneration	(1,163,859)	(1,949,037)	(482,471)	(1,950,948)
Advances for Future Capital Increase (AFAC)	0	0	209,218	0
Payment of leasing - IFRS 16	(21,526)	0	(11,449)	(411,454)
Others	266	0	0	(1,222,647)
Net Cash provided by Financing Activities	(1,677,334)	(2,031,662)	(430,952)	(4,413,074)

Investment Activities

Acquisition of fixed assets	(407,430)	(194,898)	(84,815)	(395,326)
Acquisition of intangible assets	(9,379)	(55,080)	(4,637)	(15,974)
Capital investment in equity investments	(54,933)	0	(215,677)	0
Others	(1,739,243)	(373,295)	(470,914)	(1,710,740)
Net Cash from investments activities	(2,210,985)	(623,273)	(776,043)	(2,122,039)

Net increase (decrease) in cash and cash equivalents	(160,648)	(48,786)	185	(36,615)
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	70,144
Cash and cash equivalents – end of period	116,800	9,762	10,859	33,529
	(160,648)	(48,786)	185	(36,615)

10

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

FURNAS	DESCRIPTION

Analysis of Income

The Company presented financial results in 4Q22 higher than in 4Q21, with total profits of R$ 39 million achieved in 4Q21 that incresead to profits of R$ 767 million in 4Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue increased 8% in 4Q22 year-over-year, moving from R$ 3,325 million in 4Q21 to R$ 3,590 million in 4Q22. It is important to note that the variations seen in each revenue account are described in detail below:

Gross Revenue - BRL Thousand	4Q22	4Q21	Variation (%)	Analysis
Generation	2,699,785	1,748,442	54.4
Supply	1,858,989	908,307	104.7	The variation is mainly due to the following factors: (i) consolidation of SAESA (Santo Antônio Energia), which took place in 3Q22, with revenues of R$ 1,229 million referring to Energy resellers, with ACL (Free Market) = R$ 533.3 million and ACR Regulated Market) = R$ 695.8 million; (ii) updates of SAESA contracts, which are made annually by the IPCA and represented an increase of R$ 113.56 million; (iii) price readjustment of the ACR contracts of Furnas by the IPCA of approximately R$ 26 million, and these factors were partially offset by (iii) lower amount of energy contracted in the ACL (1,924 GWh in 2021 to 1,823 GWh in 2022) , representing a reduction of R$ 24 million in revenue; (iv) lower dispatch from the Santa Cruz thermal plant, due to better hydrological conditions, 34 GWh in 4Q22 x 667 GWh in 4Q21, resulting in lower revenue in the amount of R$218 million.
Provision	359,328	319,871	12.3	The variation is mainly due to the following factors: (i) readjustment of 9% in the unit prices of Furnas supply contracts, linked to HPP Itumbiara (Law 13,182), resulting in an increase of R$ 24 million in the period; (ii) new contracts started in 2022, representing an increase of R$ 2 million, offset, on the other hand, by (iii) reduction of R$ 19 million in ICMS paid due to the variation in the rate between states and attribution of billing to consumer units , by customers.
				(iv) The consolidation of MESA impacted supply by R$32 million referring to the billing of ACL (Free Market) customers (4,446,177 average MW and which contracts are updated annually (IPCA).
Short Term Market (CCEE)	48,209	102,586	-53.0	The variation is mainly due to: (i) despite the variation in the GSF between the periods, which increased by approximately 9 p.p. (68% in 2021 and 77% in 2022), there was a decrease in the average PLD (Differences Settlement Price) (from BRL 134.71 in 2021 to BRL 55.70 in 2022), which provided a lower financial result of the MCP (short-term market) to be settled, in comparison with the previous period.
O&M Revenue - Upgraded Power Plants Law 12783/2013	433,259	374,123	15.8	The variation is mainly due to: (i) readjustment of the RAG (by 14%), in accordance with Aneel Ratifying Resolution No. 3068/2022; and (ii) natural fluctuation of the portion related to the recorded values of CFURH, which make up the revenue from each month's quotas, in the amount of R$12 million.
Revenue from Generation Construction	0	43,555	-100.0	The variation is mainly due to: (i) with the enactment of Law 14,182/21, the treatment for quota-holding plants was changed and, as of June 22, there will no longer be accounting of the generation financial asset in construction revenue (counterpart to construction expense)
Transmission	1,403,867	1,899,221	-26.1
Revenue from Operation & Maintenance	549,835	506,413	8.6	The variation is mainly due to: (i) the readjustment of tariff cycles of 11.73%, based on current regulations (REH No. 3067/22), in addition to the entry of new assets, partially offset by ; (ii) having been recognized, by the aforementioned resolution, in October/21, a difference in relation to the facilities dedicated to the Transport of Itaipu of the order of 60 million. According to articles 2 and 3 of REH 2.958/21 (formerly REH 2.896/21), the retroactive effects to July/21 were considered in the 4Q21 revenue, that is, the amounts charged in October/21 were added to the invoices of July, August and September/21, impacting only 4Q21, which did not occur in 4Q22.
Revenue from Construction	211,115	122,185	72.8	The variation is mainly due to: (i) the increase in the value of construction revenue for CT 062-RBNI, which in 4Q22 was R$206.64 million and in 4Q21 totaled R$120.89 million. (ii) In the other contracts, the value in 4Q22 was R$ 4.48 million and in 4Q21 it was R$ 1.29 million, both adjusted to an average construction margin of 1.006%.
Contractual Revenue - Transmission	642,917	1,270,623	-49.4	The variation is mainly due to: (i) variation of the IPCA index, which was 0.71% in 4Q22 and 3.4% in 4Q21, as the index has an impact on financial calculations, impacting mainly on (a) monetary restatement and financial income of CT 062-RBNI in R$118 million in 4Q22 and R$221 million in 4Q21, as well as impacting on (b) CT 062-RBSE: monetary restatement and financial income of R$505 million in 4Q22 and R$1,002 million in 4Q21.
Other Revenues	98,762	121,703	-18.8	The variation is mainly due to: (i) reduction in revenue from the provision of operation, communication and teleassistance services, provided by FURNAS to Mata de Santa Geneva (R$ 11 million); (ii) "sale" of Furnas' payroll to Banco Bradesco, for a period of 5 years, which took place in 4Q21 (R$ 10.7 million) and without comparison in 4Q22; and (iii) reduction of R$2.9 million due to the booking of R$76.6 million of Actuarial Gains in 4Q22, against R$79.5 million of Actuarial Gains in 4Q21.
				There is no relevant impact from MESA in this item.
Deductions from Operating Revenue	-612,412	-444,296	37.8	The variation is mainly due to the following factors: (i) In FURNAS, there was an increase in PIS/COFINS R$ 9.7 million and CFURH R$ 19.33 million, and, on the other hand, there was a reduction in RGR (Reversal Global Reserve) of R$ $-12.4 million; (ii) consolidation of SAESA, which recorded an increase of R$152 million, consisting of the recognition of regulatory obligations for R&D, CFURH and ANEEL's inspection fee, added to the impacts of PIS, COFINS and ICMS charges, which are directly related to the increase in billing, without occurrence in 4Q21 as it was not consolidated.
ROL	3,590,002	3,325,070	8.0

Operating Costs and Expenses

Operating Expenses and Costs decreased by 21.8% in 4Q22 year-over-year, moving from R$ 2,973 million in 4Q21 to R$ 2,325 million in 4Q22, with the variation described below:
	-2,972,805	-2,584,461	15.0
PMSO - BRL Thousand	4Q22	4Q21	Variation (%)	Analysis
Personnel	-330,920	-423,345	-21.8	The variation is mainly due to the following factors: (i) Lower provision for Profit Sharing by R$ 76 million in 4Q22, when compared to 4Q21, and, in 4Q22, the net additional provision for PLR (Profit Sharing) was R$ R$ 9.6 million, bearing in mind that the PLR 2022 Provision was R$ 44.7 million, but there were reversals of provisions from previous years of R$ 35 million, given its non-realization; (ii) reduction in the Indemnity allowance of R$15.6 million that occurred only in 4Q21, considering what was adjusted in the ACT (Collective Labor Agreement) at the time of 4Q21; and (iii) Vacation Bonus of R$71 million in 4Q21, of which R$53 million is non-recurring from previous periods, due to the accounting adjustment, made only in the last quarter of 2021, which did not occur in 4Q22. These positive effects were partially offset by: (iv) readjustment of 12.23% referring to the current ACT, with an impact of R$30 million in the headings: Salaries R$11.7 million; Christmas Bonus R$ 4 million; Employee Social Security R$3.5 million; Risk Premium R$ 4 million; Additional for Length of Service R$4.3 million and Contributions to the FGTS R$-2.4 million; (v) consolidation of Saesa, which took place from 3Q22 onwards, with no impact on 4Q21, which had a total cost of R$40 million, linked to variable compensation items, benefits with medical assistance and payment of Christmas Bonus, reflecting the increases salaries (10% Collective Agreement).
Material	-21,656	-11,271	92.1	The variation is mainly due to the following factors: (i) increase in material for operational maintenance of R$ 1.5 million; (ii) Interstate ICMS Rate Differences in the amount of R$1.2 million related to the purchase of materials; (iii) consolidation of SAESA, with a total addition of R$7.8 million, in 4Q22, without comparison in 4Q21, with expenses linked to Operation and maintenance materials of R$7.2 million; miscellaneous materials related to PPE (Personal Protective Equipment), safety, office plumbing for R$ 0.6 million.
Services	-326,323	-186,027	75.4	The variation is mainly due to the following factors: (i) Operational Maintenance Services in the amount of R$20 million; (ii) consolidation of SAESA, with a total addition of R$70 million, in 4Q22, without comparison in 4Q21, related to maintenance and operation services of R$52 million and expenses with consulting, advisory and legal services of R$19 million .
Agreed Dismissal Plan/PAE (Provision)	-254,042	0	-	The variation is mainly due to: (i) Voluntary Dismissal Plan - PDV, provided for in the current ACT 2022/2024, which had a total adherence of 527 people, with 160 employees already leaving the company in 4Q22. The amounts referring to the departure of the 160 employees were already recorded as an expense in Dec/22 (R$ -75 million) in the Incentive Indemnity accounts, within this PDC (Consensual Dismissal Plan) item. The difference refers to the provision for the remaining number (327 employees) and will be written off as an expense, according to the schedule of future contract terminations.
Other	-240,946	-204,460	17.8
Donations and Contributions	-22,837	-19,412	17.6	The variation is mainly due to: (i) increase of R$ 5 million in the Contribution to CEPEL due to the addition of R$ 1.84 million to the contributions referring to months of Jul/22 and Aug/22, released in Oct/22, (ii) an increase in the individual value of approximately R$ 3 million of the shares, compared to 2021; and (iii) reduction in the heading 'Donations to the Fund for Children and Adolescents' (R$ -1.96 million).
Other Operating Expenses	-218,109	-185,048	17.9	The variation is mainly due to the following factors: (i) consolidation of SAESA, with a total addition of R$ 100 million, in 4Q22, without comparison in 4Q21, with emphasis on: (a) reversal of R$ 163 million related to the gain in income due to the capitalization of Consórcio Construtor Santo Antônio costs, with the expense being migrated to investment; (b) increase in expenses with Insurance, FEEs and commissions for banks, added with expenses related to association in general, of R$5 million; amounts were partially offset by the deactivation of Fixed Assets (Log Boom lines) by R$58 million; (ii) In FURNAS, there were: (a) indemnities, losses and damages of R$ 224.7 million (impacted by the Ampla lawsuits (R$ -138 million) + IBDD (R$ -63 million); (b) Fund. Real Grandeza (R$ -22.2 million), related to the retirement supplement - mathematical reserve, being written off (reversal), for the same amount, in the operating provisions account; and (c) Fine - Procedural/Administrative, in the amount of R$ -16.87 million (Notice of Infraction ANEEL nº 17/22), due to non-conformities found in inspection carried out at SE Adrianópolis facilities); partially offset by: (d) Actuarial Losses, reduction of R$ 69 million (4Q21 R$ -98 million x 4Q22 R$ -30 million); (e) reduction in Bank Guarantee, in the amount of R$32.3 million due to the lower expectation, in 2022, of the need to present a judicial guarantee for ongoing proceedings.
TOTAL PMSO	-1,173,887	-825,103	42.3

11

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Operating Costs - BRL Thousand	4Q22	4Q21	Variation (%)
Energy Purchased for Resale	-719,899	-301,065	139.1	The variation is mainly due to: (i) Price readjustment of the current contracts for the purchase of Furnas, representing an expense increase of approximately R$ 36 million; (ii) higher volume of purchases made in 2022 (1,820 GWh vs 1,331 GWh) of R$133 million due, in part, to the carrying out of energy purchase operations not linked to Furnas' generation portfolio. These purchase operations, which totaled approximately R$110 million, are directly associated with the sale of energy in the same amount. It should be noted that such operations generate a positive result for the CIA, and are not intended to offset GSF in the same way as traditional purchases; (iii) R$23 million is due to energy purchase operations carried out in 2021, to mitigate the hydrological risk projected at the time, for 2022; (iv) increase in PIS/COFINS items, in the amount of R$15.6 million; (v) consolidation of SAESA, with a total addition of R$291 million in 4Q22, with no comparison in 4Q21, with emphasis on: (a) registration of purchased energy of (R$257.9 million), due to purchases of electricity for resale with bilateral contracts, and (b) result of the liquidation of CCEE (R$ 33.5 million).
Charges on Electricity Grid Use	-397,814	-191,872	107.3	The variation is mainly due to: (i) readjustment of the EUST (Charges for the Use of the Transmission System), according to Ratifying Resolution 3,066-ANEEL of 06/12/2022 of 15%, impacting approximately R$ 31.4 million in 4Q22; (ii) the 10% readjustment of Light's tariff on the EUSD (Charges for the Use of the Distribution System), with an impact of R$7 million in 4Q22 referring to distribution charges; (iii) consolidation of Saesa in the amount of R$192 million, with the 4Q22 composition of (R$ -212 million) referring to TUST (Tariff for the Use of the Transmission System) and PIS and COFINS credits in the amount of (R$20 million). These effects were partially offset by: (iii) retention credits related to PIS-COFINS of R$ 3.6 million, resulting in a variation in Furnas, a total of R$ 35 million
Construction Expense	-201,464	-165,272	21.9	The variation is mainly due to: (i) the amount is based on the variations that occurred in investments in transmission contracts in the period, being 4.45 million in 4Q22 and R$ 1.28 million in 4Q21. In CT 062-RBNI, the value in 4Q22 was R$ -197 million and in 4Q21 it was R$ -120.43 million. With Law 14,182/21, the treatment for quota-holding plants was changed and, as of June/22, there will no longer be accounting of the financial asset generation in construction expense (-R$ 44 million counterpart in construction revenue)
Fuel	-137,923	-414,959	-66.8	The variation is mainly due to: (i) lower dispatch from the Santa Cruz plant, of 667 GMh in 4Q21 and 43 GWh in 4Q22. This dispatch of 43 GWh only occurred due to the combined cycle tests and not due to the need for dispatch given that we are in a hydrologically favorable period.
Depreciation and Amortization	-397,857	-95,434	316.9	The variation is mainly due to the following factors: (i) amortization, in the amount of R$ 15 million/month, as of Jul/22, for the intangible asset created due to the new concession contracts entered into pursuant to Law 14,182/21, for HPP's Itumbiara and Mascaranhas de Moraes, totaling R$ 45 million in 4Q22. The new concession contracts, which operating regime provided for in the original contracts was Independent Energy Production - PIE, will be amortized on a straight-line basis, between July 2022 and June 2052; (ii) consolidation of Saesa from 3Q22, generating a record, in 4Q22, of depreciation (R$ -247.6 million) and amortization (R$ -15.8 million), without comparison to the previous quarter.
TOTAL Operating Costs	-1,854,957	-1,168,602	58.7
		-439,981
Operating Provisions - BRL Thousand	4Q22	4Q21	Variation (%)
Operating Provisions	704,116	-979,101	-171.9	The variation is mainly due to: (i) Contingencies: Total reversal of R$88 million, mainly due to: (a) reversal of R$43 million in labor, with emphasis on the write-off of 4 lawsuits (R$ $17.3 million), which objects involved employment, remuneration, bonuses and their consequences; (b) Reversal of R$98 million for regulatory contingency, with emphasis on the Ampla Energia e Serviços Ltda lawsuit, which purpose is the recognition of the illegality of tariff increases related to the supply of electricity during the price freeze period, with the provisioned amount of R$ 137 million was written off, due to the payment of the uncontroversial part in the records (counterentry in "other operating expenses", and therefore, without effect on the result), however offset, in part, by the restatement of the remaining balance of provision, leading to an additional provision of R$42 million, with such reversals mainly offset by (c) Constitution of R$326 million for Contingency - Environmental, related to the environmental infraction notice, issued by IBAMA, on accidental death event of fish at the Anta Hydroelectric Power Plant and (d) SAESA: Constitution of R$ 6.3 million.
(ii) PCLD (Allowance for Doubtul Accounts): total reversal of R$ 12.3 million, of which R$ 13.4 million was reverted by AES Uruguaiana for winning the lawsuit.
(iii) Losses on Investments: total reversal of R$521.4 million, highlighting the impact of R$546 million from Saesa (referring to the adjustment in the equity of the investee in the net amount of R$754 million and the reversal of the launch of the goodwill gain calculated on the interest before the contribution in the net amount of (R$ -208 million). In addition, there was R$ -24.7 million of impairment in the following SPE's: (a) Teles Pires (in the amount of R$ -234 million, considering that the amount allocated to the shares is lower than the shareholders' equity of the acquired company; (b) Mata de Sta Geneva (R$ -68 million); and (c) Lago Azul (R$ -10 million), partially offset by (d) reversal in São Manoel (R$ 178 million), due to cash flow; (e) reversal in IE Madeira of R$ 109 million due to the improvement in cash flow due to the increase of revenue in the 2022/2023 cycle and reduction in projected recurring costs and expenses).
(iv) Total impairment of R$ -33 million of Brasil Ventos.
				(v) GAG Improvement: Reversal of R$118.36 million referring to the realized values of investments in the plants with physical guarantee quotas, being Corumbá (R$5.9 million); Funil (R$ 79.7 million); Estreito (R$ 8.8 million); Marimbondo (R$ 176 thousand); Porto Colombia (R$ 21.8 million) and Furnas (2 million). Since July 2022, after the capitalization of Eletrobras, the monthly provision for GAG Improvement is no longer made.

12

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Financial Income - BRL Thousand	4Q22	4Q21	Variation (%)
Financial Revenue	210,380	82,956	153.6
Revenue from Financial Investments	127,366	32,555	291.2	The variation is mainly due to: (i) increase in yields on the following BB investments: a) Fundo FESC (R$ 20.9 million) and b) Other BB funds (R$ 20.2 million), due to the receipt of R$ 8.4 billion in Advance for Future Capital Increase, made by Eletrobras; (ii) consolidation of SAESA (+R$40.6 million), and in 4Q22, financial income was higher, due to the higher cash value for the balance of the contribution for payment of Arbitration, added to the benefits of postponing payment financing (standstill) December/21 - June/22, thus contributing significantly to the cash balance.
Revenue from Financing and Loans	5,729	6,137	-6.6	The variation is mainly due to: (i) lower increase in the index of amounts receivable from Eletronuclear in 4Q22 (the IPCA increased by 0.71% in 4Q22 and increased by 3.40% in 4Q21); (ii) As of August/22, the company stops updating the balance receivable from CELG, given that the loss was recognized in a provision as PCLD (Allowance for Doubtul Accounts).
Energy Late Payment Addition	267	107	149.5	The variation is mainly due to: (i) increase in revenue from Brazilian Electric Energy Trading Chamber (CCEE) Charges; (ii) short-term market settlement of approximately R$130,000.
Inflation Adjustment on Assets	71,424	28,311	152.3	The variation is mainly due to: (i) monetary restatement of approximately R$ 41 million received in October/22 from the lawsuit filed by Furnas against AES URUGUAIANA, the amount referring to the results recorded in the Short-Term Market from 2000 to 2002; (ii) consolidation of Saesa (+R$4.2 million), highlighting the recognition of R$3.7 million in active monetary restatement for the Use of Public Assets.
Exchange Rate Change on Assets	11,621	4,175	178.3	The variation is mainly due to the following factors: (i) it refers to a lower positive variation in the foreign currency quotation in 4Q22 compared to the same period in 2021, impacting, mainly, the energy customer bill in dollar. (In 4Q22: from 5.4066 to 5,2177 and in 4Q21: from 5.4394 to 5,5805). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Revenues	3,693	16,048	-77.0	The variation is mainly due to: (i) a fine imposed on Carbogás Energia Ltda., in the amount of R$10 million in December/21; (ii) consolidation of Saesa (- R$ 1.7 million, highlighting the recognition of a higher amount of adjustment to present value linked to the liability for the use of public property in (R$ 364 thousand) and PIS and COFINS credit on revenue in (R$ - 2.1 million).
(-) Taxes on Financial Income	-9,720	-4,377	-122.1	The variation is mainly due to: (i) PIS (0.65%) and COFINS (4%) levied on total financial income (except exchange variation) due to the increase in Income from Financial Applications of R $53 million in the period.
Financial Expenses	-1,009,862	-238,741	323.0
Debt Charges - Loans and Financing	-708,912	-154,961	357.5	The variation is mainly due to: (i) the raising of 3 new loan agreements in 2Q22, with an impact of R$ 93 million more on the 4Q22 result; (ii) increase in interest on loan agreements indexed to the CDI of approximately R$42 million more in the 4Q22 result, CDI 4Q22: 13.65 and in 4Q21 of 9.15; (ii) consolidation of Saesa: record of R$433 million in charges given the consolidation took place in 2022, with no counterpart in 3Q22. Of this amount, around R$296 million is monetary restatement and interest on the debt and around R$137 million is debentures, also restated by the IPCA.
Debt Charges - Obligations with CDE	-154,171	0	-	The variation is due to interest on the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 7.60% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Debt Charges - Revitalization of Watershed	-24,677	0	-	The variation is due to interest on the obligation with projects to revitalize watersheds. The obligation was determined by Law No. 14,182/2021 (Eletrobras Privatization), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 5.67% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Charges - Leasing	-2,577	-2,639	-2.3	Immaterial variation in the Financial Result.
Charges on Shareholders’ Compensation	0	69	100.0	Immaterial variation in the Financial Result.
Inflation Adjustment on Liabilities	35,537	-41,585	-185.5	The variation is mainly due to: (i) reduction of R$ 22.7 million, due to the lower increase in indexes of loans payable, specifically those due to Eletrobras and the Debentures, (IPCA-EBRAS - 4Q22: 243,432 to 247,570 or 1.70% and 4Q21: 226,656 to 234,032 or 3.25%). Debentures (DIPCA - 4Q22: 1,195.83487 to 1,209.16974 or 1.12% and 4Q21: 1,108.77345 to 1,142.80575 or 3.07%); (ii) consolidation of Saesa (+R$ 86.3 million), highlighting the recognition of the capitalization of arbitration costs, generating a positive impact of (R$ 81 million), reducing monetary restatement expenses, added to restatement of contingencies in (R$ 9 million) and update of the use of the public asset - UBP in (R$ - 3.4 million).
Exchange Rate Change on Liabilities - Obligations with CDE	-60,283	0	-	The variation is due to the IPCA update of the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	-12,784	0	-	The variation is due to the update by the IPCA of the obligation with projects to revitalize river basins. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Exchange Rate Change on Liabilities	-3	-20,178	-100.0	The variation is mainly due to: (i) negative variation in the foreign currency exchange rate, mainly impacting loans payable in dollars (in 4Q22: from 5.4066 to 5.2177 and in 4Q21: from 5.4394 to 5.5805). Currently, 4% of the debt is indexed to the exchange rate (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-81,992	-19,447	321.6	The variation is mainly due to: (i) consolidation of Saesa (R$ 63 million), with emphasis on (a) the recognition of R$ -14.7 million of adjustment to Present Value - AVP linked to liabilities from the use of public property (R$ - 5.4 million); (b) monetary restatement of the installment of PIS/COFINS in (R$ - 2.5 million), (c) recognition of waiver in the 3rd issue of debentures due to contractual breaches (PL/Assets in Oct/22), in amount of (R$ -1.5 million), (iv) update of environmental provisions (R$ - 4 million), added by the update of R&D (R$ - 1 million).
Financial Income	-799,482	-155,785	413.2
		-104,506
Equity Interests (Equity Method) - BRL Thousand	4Q22	4Q21	Variation (%)
Equity Interests (Equity Method)	180,623	-325,451	155.5	The variation is mainly due to: (i) the positive impact, in this specific item, due to the fact that Saesa has been consolidated, as of 3Q22 in all lines, by Furnas, no longer negatively impacting this item of participations in R$ -489.2 million with Santo Antonio equity;
(ii) Other positive impacts due to the following Companies: (a) Chapecoense Geração S.A. (BRL 19 million); (b) Goiás Transmissão (R$9.4 million); and (c) Mata de Santa Geneva (R$8 million); partially offset, with the negative impacts due to the following Companies:
				(d) Enerpeixe S.A. (BRL -14.18 million); (e) Triângulo Mineiro Transmissora S.A. (BRL -11.2 million); (f) Interligação Elétrica do Madeira S.A. (BRL -17.8 million).
Other Operating Revenues and Expenses - BRL Thousand	4Q22	4Q21	Variation (%)
Other Operating Revenues and Expenses	11,405	0	-	The variation is mainly due to: (i) receipt of revenues related to the Leniency Agreement entered into in July/19: Grupo Camargo Correa (R$ 5.6 million) and Grupo NOVONOR S.A. (formerly Odebrecht S.A. BRL 6.4 million).
		0
Income Tax and CCSL - BRL Thousand	4Q22	4Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	197,066	5,765	-3,318.3	The variation is mainly due to the following reasons: (i) there was a 65% increase in income before taxes (R$ 1 billion (Sep/22) to R$1.6 billion (Dec/22)), however, in this 4Q22, there was, in particular, an increase in the exclusion of the tax base, due to the fact that, in December 2022, JCP of R$ 853 million was paid especially. In addition, the positive effects of the Gag Improvement Reversal of R$134 million and the Table Impairment Reversal of R$322 million are excluded from the tax base. In this way, the base that should be levied on the 4Q22 Income Tax changed from R$ 1 billion (IFRS) to R$ 500 million (taxable base); (ii) on the other hand, in 4Q21, there was a slight decrease in the result of taxes (R$ 6 billion to R$ 5.9 billion), since the variations in additions and exclusions in 4Q21 were more equivalent, having the base that should charge the 4Q21 Income Tax from BRL 3.31 billion (IFRS) to BRL 3.36 billion; (iii) consolidation of Saesa, where the movement is made up of income tax and current CSLL of the MESA holding (CSLL R$ 3.5 thousand / IR R$ - 3.8 thousand).
Deferred Income Tax and Social Contribution on Net Income (CSLL)	-110,030	162,153	167.9	The variation is mainly due to the following reasons that impacted the tax calculation base: (i) reversal of impairment from Mesa R$2.1 billion (Sep/22 baseline) to R$1.4 billion (Dec/2007 baseline) 22), referring to the adjustment in the equity of the investee in the net amount of R$754.26 million; (ii) Additionally, we had a PLR reversal of R$161 million and a PLR (Profit Sharing) of R$-45 million; (iii) in addition to the creation of a PDV of R$ -179 million.
Minority interest - BRL Thousand	4Q22	4Q21	Variation (%)
Minority Interest	-22,185	-121	-18,235	The variation was mainly due to the effects of consolidation.

13

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

CHESF	DESCRIÇÃO	DESCRIÇÃO

Analysis of Financial Results

The Company presented in 4Q22 a result 53.2% lower than that recorded in 4Q21, going from a profit of R$ 731 million in 4Q21 to a profit of R$ 342 million in 4Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue in 4Q22 decreased by 24.1% compared to 4Q21, from R$ 2,436 million in 4Q21 to R$ 1,850 million in 4Q22. It should be noted that the variations of each revenue account are detailed below:

Gross Revenue - R$ thousand	4Q22	4Q21	Variation (%)	Analysis
Generation	1,070,169	1,057,922	1.2
Procurement	23,824	61,459	-61.2	The variation is mainly due to: (i) a reduction of 57 average MW sold in the ACL (Free Market) in 4Q22, equivalent to about R$40 million; effect partially offset by (ii) suspension of the payment of reimbursements of contracts for wind availability in 2022, due to the delay in the implementation of the constrained-off compensation methodology for wind generators, defined by ANEEL through REN ANEEL 927/2021.
Supply	224,870	171,117	31.4	The variation is mainly due to: (i) an increase in the period of about 51 MW in the average consumption of industrial customers reached by Law 13,182/2015 in 4Q22.
Short-Term Energy (CCEE)	22,393	124,960	-82.1	The variation is mainly due to: (i) PLD variation from R$134.50/MWh (in 4Q21) to R$55.70/MWh (in 4Q22); (ii) GSF variation from 67.72% (in 4Q21) to 77.33% (in 4Q22).
O&M Revenue - Renewed Plants Federal Law 12.783/2013	799,082	700,386	14.1	The variation is mainly due to: (i) annual adjustment of the RAG of about 13.7% (R$82 million), according to Homologatory Resolution No. 3.068/2022 (2022-2023 cycle), and (ii) increase in CFURH by about R$8 million and consequently increase in associated taxes.
Transmission	1,151,619	1,686,380	-31.7
Revenue from operations and maintenance	575,324	663,112	-13.2	The variation is mainly due to: (i) In 4Q21 there was an adjustment in the amount of R$ 130.9 million involving one of the O&M revenue accounts. This adjustment caused a distortion in the comparison between the quarters of the years involved. Excluding this effect, 4Q21 amounts to R$ 532.2 million, which produces a positive variation of 8.1% in revenue. This positive variation is due to the publication of Aneel Ratifying Resolution 3,067/2022, which contemplated the tariff readjustment of the 22/23 cycle (of 11.29%), including the effects of the periodic tariff revision of 10 concession contracts of the Company, which are : 010/2007, 012/2007, 009/2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011;
				(ii) reduction of 28% in the value of PA - adjustment portion between periods; and (iv) remeasurement of the contractual asset in Nov/21, which impacted comparisons between periods.
Construction revenue	98,345	178,117	-44.8	The variation is mainly due to the following factors: (i) investments made (appropriated and allocated) in ongoing transmission projects, associated with concession contracts: 061/2001, 021/2010, 019/2010, 012/2007, 004/2010, 013/2010, 020/2010, 018/2012, 010/2007, 008/2011, 007/2010, 008/2005, 018/2009, 014/2008, 010/2011, 019/2012, 009/2011, 017/2012, 005/2008, 005/2012, 007/2005, 017/2009, 006/2009, 017/2011 and 014/2010.
				(ii) adequacy of the effects of the annual tariff adjustment in view of the publication of REH 3.067/2022, reducing around R$133 million in the balance of the contractual assets and impacting construction revenue. This is because in Nov/22, there was an inconsistency in the percentage of progress of works associated with 2 REA's of the renewed contract, giving rise to the need to adjust the effects of the annual tariff readjustment. Thus, although there were more investments in 2022, revenue was lower due to lower performance, since construction revenue is due to a margin calculated in the measurement spreadsheet and applied to investments made in the period.
Contractual financial revenue - Transmission	477,950	845,151	-43.4	The variation is mainly due to the following factors: (i) Although there was an increase in the value of contractual assets, due to the positive effects of the periodic tariff review of the Company's 10 concession contracts, 010/2007, 012/2007, 009/ 2011, 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011, which effect was R$ 228 million (improvement of the asset balance), in addition to the recognition of the tariff readjustment in the other concession contracts, this growth in the value of assets was not enough to generate sufficient financial income for there to be a positive variation between the compared periods, given the deflation of inflationary indices between the periods, with the IPCA varying from 3.36% in 4Q21 to 0.71% in 4Q22 and the IGPM varied from 0.02% in 4Q21 to -2.48% in 4Q22, since the contractual revenue (IFRS) captures the accrual adjustment.
Other Revenue	27,899	7,105	292.7	The variation is mainly due to: (i) increase in revenues from telecommunications services R$14 million; (ii) increase in revenues from operation and maintenance services R$5 million; (iii) increase in revenues from engineering services R$1 million.
Deductions from Operating Revenue	-399,408	-315,057	26.8	The variation is mainly due to: (i) increase in PIS/COFINS between the dates compared by R$42 million; (ii) increase in CFHUR between the dates compared by R$14 million; (iii) increase in the Consumer Charge-Energetic Development CDE between the dates compared by R$11 million; (iv) increase in ANEEL's inspection fee between the dates compared by R$7 million; (v) increase in PROINFA by R$6 million; (vi) increase in ICMS by R$5 million.
ROL	1,850,279	2,436,350	-24.1

Operating Costs and Expenses

Operating Expenses and Costs decreased by 18.4% in 4Q22 compared to 4Q21, from R$ 1,710 million in 4Q21 to R$ 1,395 million in 4Q22, with the variations listed below:
	-1,735,579	-1,158,673	49.8
PMSO - R$ thousand	4Q22	4Q21	Variation (%)	Analysis
Personnel	-312,251	-367,044	-14.9	The variation is mainly due to: (i) lower record of PLR (Profit Sharing) provision in 2022 by -R$47 million; and (ii) reduction with vacation by -R$22 million, effects partially offset by: (iii) increase with salaries arising from Act 2022-2023 of 12.13% by R$10 million; and (iv) increase with bonus of function by R$4 million. In 4Q22, there was also the dismissal of 39 employees who did not adhere to the PDV.
Materials	-13,863	-11,578	19.7	The variation is mainly due to: (i) increase in expenses with operational maintenance material R$1.0 million; (ii) increase in expenses with parts and accessories for fleet maintenance R$0.8 million; and (iii) increase in expenses with fuels and lubricants R$0.6 million;
Services	-119,816	-125,467	-4.5	The variation is mainly due to: (i) reduction in services with data processing by R$1 million; (ii) reduction in expenses in utilities and services by R$1 million; and (iii) reduction in surveillance services by R$0.5 million.
Consensual Resignation Plan/PAE (Provision)	-391,591	0	-	The variation is mainly due to: (i) Voluntary Dismissal Plan - PDV, provided for in the current ACT 2022/2024, which had a total adherence of 912 people, with 436 employees already leaving the company in 4Q22. The amounts related to the departure of the 346 employees were already recorded as an expense in Dec/22 (R$ -129 million) in the Incentive Indemnity accounts, within this PDC item. The difference refers to the provision for the remaining number (476 employees) and will be written off as an expense, according to the schedule of future departures.
Other	-103,409	-125,776	-17.8
Donations and contributions	-7,812	-6,520	19.8	The variation is mainly due to: (i) increase in donations to the fund of the elderly person by R$0.9 million; (ii) increase with annuities and contributions to civil societies by R$0.5 million.
Other operating expenses	-95,597	-119,256	-19.8	The variation is mainly due to: (i) the R$23 million increase in expenses with retiree benefits, due to the increase in the cost of interest on the BD benefit plan; (ii) increase in environmental court convictions of R$8 million, offset by (iii) registration, in 4Q22, of leniency revenue (Camargo Correa) in the amount of R$8 million; and (iv) in 2021, there was a record of losses related to the termination of the lease of UTE Camaçari in the amount of R$ 51 million, with no counterpart in 2022
TOTAL PMSO	-940,930	-629,865	49.4
		-166,286
Operating Costs - R$ thousand	4Q22	4Q21	Variation (%)
Energy Purchased for Resale	-60,942	-111,550	-45.4	The variation is mainly due to: (i) a reduction of about 99 average MW in electricity purchased for resale in 4Q22, compared to 4Q21, due to the better hydrological conditions that occurred in 4Q22.
Charges Related to Use of the Electric Grid	-254,733	-218,921	16.4	The variation is mainly due to: (i) readjustment of approximately 15.09% of the TUST, determined by ANEEL Ratifying Resolution No. 3,066/2022 (2022-2023 cycle).
Construction Expenses	-352,576	-346,441	1.8	The variation observed mainly stems from the following factors: (i) construction costs for the periods is directly related to the expenses incurred (adjusted and allocated) in ongoing transmission investment associated with concession agreements.
Depreciation and Amortization	-49,618	-51,003	-2.7	The variation is mainly due to: (i) Amortization, in the amount of R$ 2 million/month, as of Jul/22, with a total of R$ 7 million in 4Q22, referring to intangible assets of around R$ 28.3 billion, created due to the new concession contracts entered into under Law 14,182/21, to be amortized over the new 30-year concession period. The new concession contracts, which exploitation regime provided for in the original contracts was Independent Energy Production - PIE, will be amortized on a straight-line basis, between July 2022 and June 2052. The new concession contracts, which regime was quotas of physical guarantee, will be amortized between January 2023 and June 2052, in proportion to the reduction in the percentage of physical guarantee quotas, as established by CNPE Resolution No. 015/2021.
TOTAL Operating Costs	-717,869	-727,915	-1.4

14

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Operating Provisions - R$ thousand	4Q22	4Q21	Variation (%)
Operating Provisions	263,836	-351,750	-175.0	The breakdown of provisions in the quarters is mainly due to:
(i) Contingencies: a total amount of R$61 million was recognized, with emphasis on: (a) reduction in the update of the K Factor of -R$50 million due to the correction of the process, part by the IGPM; (b) reduction of R$51 million in civil and tax provisions; (c) R$ 100 million increase in labor provisions, also due to the adjustment in updating. (ii) PCLD (Allowance for Dobtful Accounts): constitution of R$39 million on customers;
(iii) Losses on Investments: reversal of R$371 million in SPE SINOP, IE Madeira and ESBR. At ESBR, it was motivated by the exclusion of the TUST transition rule and recognition of the extension of the SUDAM benefit. At SPE IE Madeira, there was a higher projected cash flow due to the increase in revenue in the 2022/2023 cycle and the reduction in projected recurring costs and expenses. Finally, at SPE SINOP, there was a reduction in the value of the investment tested and an improvement in the expected operating results; and
				(iv) civil provisions (+R$ 48 million in 2022) with emphasis on updating the Potiguar Energy process in the order of R$ 24 million.
		-492,321
Regulatory Remeasurement - Transmission - R$ thousand	4Q22	4Q21	Variation (%)
Effects of Tariff Reviews	2,786	0	-	The variation is mainly due to: (i) adjustment to the recognition, carried out in 3Q22, of the positive effects of the periodic tariff review of 10 tendered concession contracts, namely: 010/2007, 012/2007, 009/2011 , 010/2011, 017/2011, 005/2012, 017/2012, 018/2012, 019/2012, 008/2011.

Financial Results - R$ thousand	4Q22	4Q21	Variation (%)
Financial Revenues	89,775	71,573	25.4
Investment Income	44,203	30,208	46.3	The variation is mainly due to: (i) movement of extra-market funds in which the Company contributes its availability. Such funds are basically composed of government bonds, whose indexes are the inflation rates or the interest rate that have undergone significant increases, causing this significant profitability in our shares. It should be noted that the remuneration base was higher in the last quarter of 2021 (R$2.1 billion, on average), when compared to the same period in 2022 (R$1.3 billion, on average).
Late Payment Fees	1,000	2,024	-50.6	Without relevant variation, however, the low variation is due to the updating of the balance of overdue customer invoices.
Active Adjustment for Inflation	39,142	24,936	57.0	The variation is mainly due to: (i) update of the negative balance IRPJ/CSLL of +R$12 million; and (ii) record of update of judicial deposits +R$3 million.
Other Financial Revenue	5,430	14,405	-62.3	The variation is mainly due to: (i) reimbursement of fines in +R$4 million in 4Q22, without comparison in 2021, an effect partially offset by: (ii) credit adjustment of judicial deposits of -R$7 million, occurred in 4Q21 and without comparison in 2022; and (iii) financial discount on the energy operation with ESBR -R$3 million, in 4Q21, without comparison in 2022.
Finance Expenses	-410,740	-37,058	1,008.4
Debt Charges - Loans and Financing	-18,772	-25,354	-26.0	The variation is mainly due to: (i) reduction of interest on loans and financing and debentures by R$7 million.
Debt Charges - Obligations with CDE	-224,135	0	-	The variation is due to interest on the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 7.60% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Debt Charges - Revitalization of Watershed	-37,552	0	-	The variation is due to interest on the obligation with projects to revitalize watersheds. The obligation was determined by Law No. 14,182/2021 (Eletrobras Privatization), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 5.67% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Charges - Leasing	-55	-55	0.0	No relevant variations.
Charges on Shareholders’ Compensation	-5,887	0	-	The variation observed is mainly due to: (i) registration of interest for remuneration provided to shareholders (dividends payable) due to the SELIC variation of 8.89%.
Inflation Adjustment on Liabilities	-8,851	-5,992	47.7	The variation is mainly due to: (i) an increase in the adjustment of judicial deposits by R$6 million due to an adjustment in BENNER; (ii) an increase in the monetary restatement of loans R$0.7 million. These effects were partially offset by: (iii) a reduction in the adjustment of debentures by R$4 million from SPE Extremoz Transmissora, incorporated by Chesf.
Exchange Rate Change on Liabilities - Obligations with CDE	-87,640	0	-	The variation is due to the IPCA update of the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	-19,455	0	-	The variation is due to the update by the IPCA of the obligation with projects to revitalize river basins. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Other Financial Expenses	-8,393	-5,657	48.4	The variation is mainly due to: (i) increase in financial expenses with adjustment of unapplied R&D balance in the amount of R$2 million; and (ii) increase with interest and fines on taxes in R$0.4 million.
Financial Results	-320,965	34,515	1,029.9
		-414,089
Equity Interests (Equity Method) - BRL Thousand	4Q22	4Q21	Variation (%)
Equity Interests (Equivalence)	31,568	30,426	3.8	The variation observed is mainly due to:
(i) positive variations in the following Companies: (a) improvement in the result presented by SPE STN by R$8.6 million, mainly due to the financial revenue of the transmission asset due to an improvement in the balance of the transmission asset, despite the IGPM decrease between the periods and; (b) improvement in the result presented by SPE ESBR by R$8.3 million, mainly due to the increase in revenue and the reduction in operating costs, with emphasis on network use charges.
				(ii) negative variations due to the worsening in the result of SPE IE Madeira by R$17.8 million, due to the reduction in revenue due mainly to the effect of IPCA projection on the contractual transmission asset.
		#N/D
Income Tax and CSLL - R$ thousand	4Q22	4Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	179,521	-7	-	The variation is mainly due to: (i) reduction of the taxable base in relation to that occurred in 2021, notably due to the recognition of the loss of GSF, and write-off of the PCLD. Considering that the calculation is on a cumulative basis, the quarter was influenced.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	125,257	-60,552	-306.9	The variation is mainly due to: (i) recognition of the deferred credit on the JCP paid by the Company to the Holding Company in 2022.
Tax Incentives	-131,231	7	-	The variation is mainly due to: (i) reduction of the taxable base in relation to that occurred in 2021, notably due to the recognition of the loss of GSF, and write-off of the PCLD. Considering that the calculation is on a cumulative basis, the quarter was influenced.

15

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

ELETRONORTE	0

Analysis of Financial Results

The Company presented in 4Q22 a result 27.6% lower than that recorded in 4Q21, going from a profit of R$ 1,289 million in 4Q21 to a profit of R$ 933 million in 4Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue in 4Q22 decreased by 11.6% compared to 4Q21, from R$ 2,926 million in 4Q21 to R$ 2,587 million in 4Q22. The variances for each revenue account are detailed below:

	27	237	-210
Gross Revenue - R$ thousand	4Q22	4Q21	Variation (%)	Analysis
Generation	2,343,380	2,661,914	-12.0
Supply	1,871,806	1,975,152	-5.2	The variation is due mainly to the following factors: (i) In the ACL (Free Market): (a) reduction of R$ 160 million in the sales revenues of Tucuruí HPP (4Q21 R$ 713 million X 4Q22 R$ 553 million), due to the reduction of 24% in the Contractual Prices (4Q21 R$ 194.93/MWh X 4Q22 R$ 148.66/MWh). This reduction of 24% was motivated by: (a.1) large energy supply, due to hydroelectric reservoirs at historical levels and increased generation of encouraged renewable sources (distributed mini-generation); and (a.2) little demand, given that consumption followed the market trend with a variation in 2021 of 4.1% and 2022 of 1.5%, with timid growth, characterized by slow recovery of the economy;
(b) the increase of R$4 million in revenue from the sale of Samuel HPP (4Q21 R$45 million X 4Q22 R$49 million) due to the 12% increase in Contract Prices (4Q21 R$249.02/MWh X 4Q22 R$279.64/MWh);

(ii) In the ACR (Regulated Market): (c) there was a reduction of R$1 million in the sales revenue of ACR-Q Tucuruí (4Q21 R$2.4 million X 4Q22 R$1.4 million) due to lower energy sold in the contracts (4Q21 7 MWavg X 4Q22 4 MWavg);
(d) due to the increase of R$38 million in sales of Mauá TPP (4Q21 R$306 million X 4Q22 R$344 million), as a result of the increase in contractual prices by 37% (4Q21 R$464.4/MWh X 4Q22 R$634.1/MWh), the contract had a fixed revenue adjustment in Nov/22, by the IPCA.
(e) due to the increase of R$9 million in the sales of Aparecida TPP (4Q21 R$93 million X 4Q22 R$102 million), as a result of the increase in contractual prices by 44% (4Q21 R$465.56/MWh X 4Q22 R$672.24/MWh), the contract had a fixed revenue adjustment in Nov/22, by the IPCA.
(f) the increase of R$4 million in revenue from the sale of PIEs in the capital (4Q21 R$673 million X 4Q22 R$677 million) occurred in the face of a 0.36% increase in Contract Prices linked to the IGPM (4Q21 R$936.8/MWh X 4Q22 R$940.2/MWh); and
				(g) the increase of R$3 million in sales of Balbina HPP (4Q21 R$121 million X 4Q22 R$124 million), a consequence of the increase in energy sold by 3% (4Q21 143 MWavg X 4Q22 148 MWavg).
Provision	393,001	431,333	-8.9	The variation is mainly due to: (i) the reduction of Albrás' revenue by R$39 million, due to variations in the parameters, defined in the contract, used to calculate the final selling price: aluminum price, Dollar and Sector Charges.
    (a) 18% drop in the average price of aluminum (US$2,822.7 4Q21 X US$2,306.78 4Q22);
    (b) 6% negative change in the average dollar conversion rates (4Q21 R$5.58/US$ X 4Q22 R$5.24/US$), partially offset by
				(ii) positive variation of R$1 million due to the increase in the sale price of the other sales contracts of Tucuruí HPP (4Q21 R$221/MWh X 4Q22 R$241/MWh).
Short-Term Energy (CCEE)	68,292	245,807	-72.2	The variation is mainly due to: (i) reduction of PLD (Differences Settlement Price) by 53% with effect for the hydraulic plants of Tucuruí, Samuel and Curuá-Una, due to excess supply of electricity in the period, (4Q21 R$118.70/MWh X 4Q22 R$55.70/MWh) .
O&M Revenue - Renewed Plants Federal Law 12.783/2013	10,281	9,622	6.8	The variation is mainly due to: (i) an adjustment of 9% of the RAG occurred in July 2022.
Transmission	650,108	882,995	-26.4
Revenue from operations and maintenance	345,998	282,665	22.4	The variation is mainly due to: (i) an increase of R$70.6 million in O&M revenue from the renewed contract (058/2001), due to:
(a) increase of R$132.8 million in billed revenue (4Q22 R$569.7 million x 4Q21 R$436.9 million), due to the 22% adjustment in RAP of contract 058/2001 by Homologatory Resolution 3.067/2022, effective as of July/2022; and
(b) decrease of R$62.2 million due to the increase in amortization (R$239.1 million in 4Q21 x R$301.3 million in 4Q22), due to the 2022 tariff adjustment.

(ii) an increase of R$3.3 million in O&M revenue due to an adjustment made to CDE revenue (not collected) due to the accrual basis (difference between the amount of revenue between the months of December/2022 and December/2021, as revenue is received in the month following that of its accounting);

(iii) reduction of R$10.6 million in O&M revenue from non-renewed contracts, due to:
(a) reduction of R$11.2 million due to the increase in amortization (R$74.0 million 4Q21 x R$85.2 million 4Q22) due to the 2022 tariff revision, according to Homologatory Resolution 3.067/2022; and
				(b) On the other hand, there was an increase of R$0.6 million in billed revenue (4Q22 R$159.5 million x 4Q21 R$158.9 million). Although the adjustment of the RAPs of all contracts was relevant due to the IPCA of the Homologation Resolution 3.067/2022 cycle (11.73% effective as of July/2022), the adjustment portion of the previous cycle of the ETE and PVTE contracts negatively impacted R$15.6 million in billed revenue.
Construction revenue	24,693	50,690	-51.3	The variation is mainly due to: (i) Entries of annual adjustments made, in the tariff readjustment process of transmission contracts in July. However, in the years 2021 and 2022, the accounting audit found differences in the amount that should have been accounted for as an annual adjustment due to the list of modules considered. These adjustments were released in 4Q22 of both years. Thus, as the reduction in 4Q22 was more relevant than that of 4Q21, the impact on construction revenue was negative. (reduction of R$ 40.6 million in 4Q22 x reduction of R$ 14.2 million in 4Q21);
				(ii) Increase of R$0.4 million, due to higher construction revenue (R$65.3 million in 4Q22 x R$64.9 million in 4Q21), with emphasis on: (a) increase of R$ 11.6 million in revenue from the construction of contracts 058/2001 (R$ 7.8 million) and 010/2009 (R$ 2.6 million); and (b) reduction of R$11.2 million in revenue from contracts 001/2009 (R$8.3 million) and 007/2008 (R$2.9 million).
Contractual financial revenue - Transmission	279,417	549,640	-49.2	The variation is mainly due to: (i) a reduction of R$137.3 million in RBSE financial revenue, mainly due to:
(a) reduction of R$135.0 million in RBSE monetary restatement (R$166.4 million in 2021 x R$31.5 million in 2022) due to lower inflation in the period (IPCA 4Q22 0.71% x IPCA 4Q21 3.40%); and
(b) reduction of R$2.3 million in financial revenue due to the reduction in the average base of RBSE (4Q22 R$4.80 billion x 4Q21 R$4.98 billion).

				(ii) reduction of R$132.9 million in RBNI financial revenue, with emphasis on: (a) reduction in the monetary restatement of R$140.8 million due to the lower inflation observed in relation to the same period of the previous year (IPCA 4Q22 0.71% x IPCA 4Q21 3.40%); and (b) increase of R$7.9 million in financial revenue, due to the increase in the average base of RBNI (4Q22 R$5.97 billion x 4Q21 R$5.54 billion).
Other Revenue	172,099	159,668	7.8	The variation is mainly due to: (i) increase of R$ 33.8 million in the following items: (a) R$ 31.5 million in CDE related to the annual increase in quotas established by Aneel, in July 2022; (b) R$1.3 million in leases and rents; and (c) R$1 million in other income.
				On the other hand, there was (ii) a reduction of R$ 21.4 million in the following items: (d) R$ 12.4 million related to the sale of Transmission Facilities (DIT) and without consideration in 2022; (e) R$4.7 million in telecommunications revenues due to cancellations of contracts previously signed with Eletronorte due to increased competition for telecommunications services in the company's areas of operation; (f) R$2.6 million in Proinfa, due to the reduction in generation revenue in the period; and (g) R$1.5 million in operation and maintenance services, due to the reduction in the scope of the services contract with HPP Belo Monte.
Deductions from Operating Revenue	-578,466	-778,866	-25.7	The variation is mainly due to: (i) a reduction of R$241.7 million in the following items: (a) R$119.7 million in RGR related to reclassification; (b) R$60.1 million in ICMS, referring to the lowest consumption of natural gas in 2022; (c) R$51.3 million in PIS, PASEP and COFINS, proportional to the consumption of natural gas in 2022; (d) R$7.8 million in CFURH; and (e) R$2.4 million in R&D.
				On the other hand, there was (ii) an increase of R$41.3 million in the following items: (f) R$25 million in CDE; (g) R$14.9 million in Proinfa; and (h) R$1 million in TFSEE.
ROL	2,587,121	2,925,711	-11.6

Operating Costs and Expenses

Expenses and operating costs showed, in 4Q22, an increase of 76.6% compared to 4Q21, from R$ 1,312 million in 4Q21 to R$ 2,318 million in 4Q22. The variances for each expense account are detailed below:
	#N/D	#N/D	-
PMSO - R$ thousand	4Q22	4Q21	Variation (%)	Analysis
Personnel	-366,721	-367,562	-0.2	The variation is mainly due to: (i) increase in the following items:
(a) R$37.7 million in direct compensation, due to the increase in payroll in the period, R$1.5 million, (due to the 12.13% readjustment of the 2022/2024 ACT - Collective Labor Agreement), but mainly because 4Q21 was impacted by the reversal of payroll provisions, which reduced R$ 36 million in expenses for the 21st quarter, without comparison with 22nd. This last amount refers to adjustments that are made in personnel accounts to correspond to the financial realization of direct remunerations, therefore, are recurrent.
(b) R$10.6 million in vacation, due to the impact of reversals of the payroll provision in 2021, as mentioned above;
(c) R$6 million in profit sharing, due to the reversal of the payroll provision, which occurred in 2021, as mentioned above;
(d) R$5.8 million in social charges;
(e) R$5 million in FGTS, due to dismissals of 22 employees, which took place in December 2022, who did not adhere to the PDV (Voluntary Dismissal Plan);
(f) R$2.4 million in prior notice, due to the dismissal of 22 employees, which took place in December 2022, who did not adhere to the PDV;

(ii) on the other hand, there was a reduction in the following items:
(a) R$61.4 million in indirect compensation. The variation is mainly due to the higher volume of health plan payments in 2021 and the provision of the plan in 2021 due to the layoffs that occurred from January 2022.
(b) R$4.1 million in social security contributions, due to the higher actuarial surplus in 4Q22 (4Q21 R$8.4 million x 4Q22 R$19.1 million);
				(c) R$3.1 million in other due to the higher allocation of personnel costs to investments.
Materials	-28,745	-42,411	-32.2	The variation is mainly due to: (i) a reduction of R$16.3 million in operational maintenance material at Aparecida TPP (in Amazonas).
				This increase was offset by: (ii) R$1.1 million in fuel and lubricants (except production); (iii) R$783,000 in administrative and office supplies; (iv) R$253,000 due to the lower credit from COFINS and PASEP (reduction accounts, which reduce the realization of the group), of R$208,000 and R$45,000, respectively; (v) an increase of R$243,000 in hospital supplies; and (vi) an increase of R$160,000 in fleet maintenance parts and accessories.
Services	-202,189	-62,301	224.5	The variation is mainly due to: (i) increase of R$ 108 million in reducing accounts related to PIS, PASEP and CONFINS credits, due to reclassification. In 4Q22, R$69.7 million in credits from January to November/22 were reclassified from this account to the transmission charges account, R$69.7 million. It should be noted that these are reducing accounts, therefore, the reclassification of amounts from this account to another increases the realization value in 4Q22. Finally, the realization of this account in 4Q21 was -R$55 million (as it is a reducing account, it is negative) and in 4Q22 of R$53 million in 4Q22 (the account was inverted in 4Q22 due to the reclassification, which was greater than the realization of credits in this period).
(ii) an increase of R$6 million in maintenance of operational assets, mainly related to gas turbine maintenance;
(iii) an increase of R$5.6 million in subscriptions to digital tools and software;
(iv) increase of R$ 5.6 million in expenses with financial system services due to the payment related to the Commission for Structuring the Guaranteed Gas Account, due to the change in the Guarantee with CIGAS for the supply of Natural Gas in the Thermoelectric Plants of the Amazon.
				(v) increase of R$ 4 million in contractors, mainly due to the write-off of amounts allocated to the asset account related to the various stages of "Luz para Todos" and "Mais Luz para a Amazônia" programs that were not reimbursed.

16

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Consensual Resignation Plan/PAE (Provision)	-423,188	0	-	The variation is mainly due to: (i) provision related to the Voluntary Dismissal Plan - PDV, provided for in the current ACT 2022/2024, which had a total adherence of 624 people, with 235 employees having already left the company in 4Q22;

The amounts referring to the departure of the 235 employees were already recorded as an expense in Dec/22 (R$ -139.9 million) in the following specific PDV accounts: (a) R$49.3 million in FGTS; (b) R$36.2 million in compensation incentives; (c) R$30.3 million in health plan (pecuniary); (d) R$20.0 million in prior notice; and (e) R$4.1 million in food allowance (pecuniary).

				Additionally, there was the launch of the provision related to the expense of the remaining number (389 employees) and will be reverted according to the schedule of future departures. The constitution of the value of the PDV cost in 2022, for employees who were not dismissed by 12/31/22 and will be during 2023, is formed by the following items: (a) R$ 86.8 million in FGTS; (b) R$68.5 million in compensation incentives; (c) R$51.1 million in other payments (forecast for unused vacation payments, Christmas bonus and other rights); (d) R$50.6 million in health plan; (e) R$29.4 million in prior notice; and(e) R$6.9 million in food allowance.
Other	-104,598	-156,157	-33.0
Donations and contributions	-4,391	-1,418	209.7	The variation is mainly due to: (i) an increase in the expense of Contribution to CEPEL, of R$2.9 million (without entry in the same period in 2021).
Other operating expenses	-100,207	-154,739	-35.2	The variation is mainly due to: (i) reduction in the following items:
(a) R$120.6 million in asset write-off in 2021, without consideration in 2022; (b) R$8.8 million in taxes; and (c) R$3.9 million in leases and rents, partially offset by (ii) increase in the following items: (d) R$57.6 million in other expenses/costs, with emphasis on the following amounts:
(d.1) R$24.9 million in losses on the deactivation of assets and rights, referring to the write-off of telecommunications projects that were in the current fixed assets and were discontinued or had no forecast for entry into operation; and (d.2) R$12.6 million in loss on write-off of receivables, referring to the write-off of accounts receivable in 2020 in O&M service contracts;
(e) R$18.6 million of accumulated depreciation (from July/21 to October/22) of assets that were incorporated into AmGT; and
				(f) R$2.7 million in insurance.
TOTAL PMSO	-1,125,441	-628,431	79.1

Operating Costs - R$ thousand	4Q22	4Q21	Variation (%)
Energy Purchased for Resale	-66,527	27,229	344.3	The variation is mainly due to: (i) an increase in: (a) + R$ 26 million referring to the contractual readjustment of the PIEs based on IGP-M, which has the counter-party in receipt, due to being pass-through; (ii) +R$5 million of energy purchase in the ACL (Free Market) to recompose ballast in the southeastern submarket; and (iii) +R$64.7 million, due to the adjustment in the settlement estimates of the SPOT market recorded in the lower in the period; offset by
				(iv) reduction in PIS,COFINS/PASEP and leasing taxes in the amount of R$2 million, due to the recovery of credits.
Charges Related to Use of the Electric Grid	-166,532	-210,653	-20.9	The variation is mainly due to: (i) - R$77 million, due to the reclassification of COFINS and PASEP credits, which in 4Q21 were allocated to the third-party services account; offset by (ii) an increase of R$ 33.1 million related to the annual readjustment, according to Ratifying Resolution 3066-ANEEL of 06/12/2022 of 15%.
Construction Expenses	-65,069	-64,728	0.5	The variation is mainly due to: (i) an increase of R$11.5 million in the construction expense of several contracts, especially R$7.7 million in contract 058/2001, R$2.6 million in contract 010/2009 and the entry of the new contract 013/2022 of SE Caladinho with an expense of R$136 thousand in the period; and (ii) a reduction of R$11.2 million in the construction expense of contracts 001/2009 (R$8.3 million) and 007/2008 (R$2.9 million).
Fuel	-693,521	-182,928	279.1	The variation is mainly due to: (i) i) the non-recurring effect of an expense reduction credit of R$ 515.2 million, in 4Q21, related to the adjustment of extemporaneous credit entries of the PIS/COFINS calculation of AmGT, without counterpart in 4Q22, for the years 2015 to 2020; (ii) R$125.4 million related to ancillary expenses for natural gas (Ship or Pay for Transport and Margin), due to the readjustment of the price of natural gas in the period, as well as the increase in the volume of natural gas that was no longer consumed, due to the reduction of -17.12% in the consumption of natural gas at TPP, generating an obligation to pay Ship or Pay in excess. This expense is not affected by the ICMS reduction (mentioned below), since it is not characterized as a movement of goods, but as a contractual financial obligation. On the other hand: (iii) reduction of -R$ 91 million referring to expenses incurred with the purchase of Fuel for the production of electricity (Natural Gas) in 4Q22, which were lower than expenses in 4Q21 by -16.03%, mainly due to the reduction of -24.22% in energy generation in the TPP that consume natural gas imposed by the ONS (National Electricity System Operator) due to the increase in the reservoirs of the Hydroelectric Power Plants – HPP of the Submarket of the North Region, causing the dispatches of the North Subsystem HPPs to be prioritized in comparison to thermal plants that have inflexibility in their contracts and use fuel in their operation; and (iv) reduction in the total cost of natural gas, due to the exemption of ICMS, in compliance with State Decree No. 56,973/2022, causing the price of natural gas, which had an annual readjustment, in November/2022, with based on the IPCA variation, would show an increase of only 0.93% in the average price of natural gas, given the reducing effect of ICMS; (v) -R$ 39 million referring to the reversal of ICMS on sales of energy produced by TPP Mauá 3, due to the consumption of natural gas, considering that the sale takes place outside the state of AM and is exempt from ICMS.
(-) Expenses Recovered - Subsidy Received	362,335	320,008	13.2	The variation is mainly due to: (i) revenue from the CCC (Fuel Consumption Account) in 4Q22 (Expenses recovery account - Subsidy received) increased by 25.94% when compared to 4Q21, due to the price adjustment of natural gas for the period, in addition, in 2021, the reimbursement of November of natural gas was only effected in the month of January 2022.
Depreciation and Amortization	-370,077	-319,531	15.8	The variation is mainly due to: (i) Amortization, in the amount of R$71.5 million/month, as of Jul/22, with a total of R$215.7 million in 4Q22, referring to intangible asset of around R$ 26.3 billion, created due to the new concession contracts entered into under Law 14,182/21, to be amortized over the new 30-year concession period. The new concession contracts, which exploitation regime provided for in the original contracts was Independent Energy Production - PIE, will be amortized on a straight-line basis, between July 2022 and June 2052. The new concession contracts, which regime was quotas of physical guarantee, will be amortized between January 2023 and June 2052, in proportion to the reduction in the percentage of physical guarantee quotas, as established by CNPE Resolution No. 015/2021. This effect was partially offset by approximately R$164 million in the reduction in the amortization of the hydrological risk of the Tucuruí plant.
TOTAL Operating Costs	-999,391	-430,603	132.1

Operating Provisions - R$ thousand	4Q22	4Q21	Variation (%)
Operating Provisions	-192,769	-253,170	-23.9	The breakdown of provisions in 4Q22 is mainly due to:
(i) Provision for PCLD (Allowance for Doubtful Accounts), of R$ 196.5 million, with emphasis on:
(a) Provision of R$ 163.6 million referring to energy supply bills from Energy Traders that did not pay within the agreed period: Otak, Quattro, Blue wave, Evec, AG Energy, 2BR and Aurea; (b) Provision of R$31.7 million related to provisions for current energy supplies by Amazonas Energia; and (c) Provision of R$0.8 million referring to Transmission services.

(ii) Provisions for Contingencies totaling R$93.6 million, comprising: (a) Civil Provisions: R$69.1 million, highlighting the provision of R$61.1 million for the Abengoa lawsuit. The amount was provisioned, in view of an unforeseen court decision that resulted in an increase in the amounts in dispute, the process remains open, with the possibility of new unfavorable decisions; (b) Provisions for Land Claims: R$ 13.6 million, due to restatement of values; (c) Labor Provisions: R$7.4 million, highlighting changes in the risk level and updating of amounts in labor disputes in the Federal District; and (d) Provisions of R$3.5 million in tax, environmental and regulatory proceedings, these referring to fines applied by ANEEL.

(iii) Other provisions, totaling 19.5 million, are made up of:
(a) Provisions: (a.1) R$ 42.8 million CCEE AMGT credit (MP 855/2018). As far as it is available, electricity distribution concessions that have not been tendered by the time the Measure is issued will receive funds from the Global Reversion Reserve Account – RGR, for payments of amounts not reimbursed due to economic and energy efficiency requirements. These receivables were accounted for within the scope of the merger of Amazonas Energia, given that MP 855/2018 expired, making it necessary to set up a provision; (a.2) R$14.2 million referring to adjustments to inventory values; and (a.3) R$11 million for other provisions.
(b) Reversals: (b.1) R$ 23.5 million referring to the adjustment of the AMGT process. This is a regulatory process relating to fines within the ambit of Amazonas Energia, prior to its incorporation into Eletronorte, it was reclassified, as provisioned for, it was reversed. Process: 00033151.20.2013.4.01.3400; (b.2) R$14.5 million referring to the devolution of the former Eletronorte headquarters; and (b.3) R$10.5 million for other reversals.

(iv) Reversal of Impairment, of R$117.9 million, referring to:
a) R$ 107.6 million related to SPE Sinop, mainly due to the variation in the SPE's Shareholders' Equity; and b) R$10.3 million referring to SPE Transmissora Norte Energia.

17

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Financial Results - R$ thousand	4Q22	4Q21	Variation (%)
Financial Revenue	487,903	515,380	-5.3
Investment Income	48,935	68,513	-28.6	The variation is mainly due to: (i) reduction in the average initial balance of investments (4Q21 R$3.2 billion x 4Q22 R$1.5 billion), even with the increase in average profitability for the quarter (4Q21: 1.04% x 4Q22: 3.25%, based on % CDI, IPCA). In 4Q21, there was a loss in financial investments due to a negative profitability index (-0.75%). However, the amount was entered in the expense account.
Late Payment Fees	72,054	71,681	0.5	The variation is mainly due to: (i) an increase of R$ 19.7 million related to the correction of the differences determined between the prices practiced in the energy sale contracts and the new price agreed in the contractual amendments until 3Q22 with trading companies power. The price was renegotiated due to the market price reduction scenario that impacted customers, who requested the renegotiation in order to balance their cash flows. It was agreed that the PLD (Differences Settlement Price) price for 2022 would be charged and at the end of the fiscal year the difference between the practiced price and the contractual price would be calculated and charged, with due balance updates; (ii) R$ 10 million referring to the updating of the debt of Roraima Energia, offset by (iii) reduction of R$ 26.5 million, referring to the updating of the debt with Amazonas Energia, considering that the debt referring to the ICDs was fully provisioned, not including debt update; and (d) reduction of R$2.9 million with the updating of the debt with Companhia de Eletricidade do Amapá.
Inflation Adjustment on Assets	4,622	0	-	The variation is mainly due to: (i) correction of financing agreements with Eletrobras indexed to the Dollar and Yen. In 2021, the exchange variation was accounted as liabilities.
Earnings from Derivatives	219,914	41,262	433.0	The variation is mainly due to the following factor: (i) the result with Embedded Derivatives consists of updating the variables: (a) quantity of energy, (b) macroeconomic indices (dollar and Selic) and (c) price projection of the LME for 2 years, based on the entire historical series of the LME price. The result with gains and losses with derivatives in the quarter is R$ 178.7 million, since an appreciation in the price of aluminum was registered in the last quarter of 2022 of 8%, while in the 4th quarter of 2021 a devaluation was registered in the projection of the LME.
Other Financial Revenue	160,947	365,949	-56.0	The variation is mainly due to: (i) reduction of R$ 350 million resulting from the settlement of the Debt Renegotiation Term with Eletrobras, referring to the payment of obligations to pay dividends from previous years; offset by (ii) an increase of R$ 145 million due to the launch of financial income with energy trading companies related to the correction of the differences determined between the prices practiced in the energy sale contracts and the new price agreed in the contractual amendments until October/22. The price was renegotiated due to the market price reduction scenario that impacted customers, who requested the renegotiation in order to balance their cash flows. It was agreed that the PLD price for 2022 would be charged and at the end of the fiscal year the difference between the practiced price and the contractual price would be determined and charged, with due balance updates.
(-) Taxation on Financial Revenue	-18,569	-32,025	42.0	The variation is mainly due to: (i) reclassification of taxes on financial revenues, which were recorded in the Active Monetary Variations group as rectifiers. In general, there was a decrease of R$7 million in the amounts of taxes, mainly due to the PIS/COFINS calculation base (4Q21 R$548 million X 4Q22 R$374 million).
Finance Expenses	-697,952	-492,104	41.8
Debt Charges - Loans and Financing	-137,336	-128,296	7.0	The variation is mainly due to: (i) an increase of R$15.3 million in IOF on loans; and (ii) an increase of R$12.9 million in debt charges with Eletrobras;
				On the other hand, there was (iii) a reduction of R$21 million in interest.
Debt Charges - Obligations with CDE	-157,771	0	-	The variation is due to interest on the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 7.60% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Debt Charges - Revitalization of Hydro Basins.	-31,652	0	-	The variation is due to interest on the obligation with projects to revitalize watersheds. The obligation was determined by Law No. 14,182/2021 (Eletrobras Privatization), as one of the conditions for obtaining new concession grants for electricity generation. The interest rate, of 5.67% per year, was calculated based on data published in Resolution CNPE 015/2021: (i) present value of the obligation; (ii) the future flow of payments; and (iii) the payment term.
Charges - leasing	-129,770	-104,600	24.1	The variation is mainly due to: (i) annual update to IGP-M of Lease Agreements (IFRS 16). In this group, the interest and correction components of the leasing contracts are accounted for.
Charges on Shareholders’ Compensation	-44,313	-19,335	129.2	The variation is mainly due to: (i) update of the balance by SELIC (average index 4Q21: 1.86% x 4Q22: 3.19%
Liabilities Related to Adjustment for Inflation	-64,894	-125,976	-48.5	The variation is mainly due to: (i) a reduction of R$110.3 million in the passive adjustment of the base of civil judicial deposits, due to the update index applied (savings) by Eletronorte and the one applied by the market (TR) in 2021, without consideration in 2022.
Liabilities Related to Adjustment for Inflation - Obligations with CDE	-61,690	0	-	The variation is due to the IPCA update of the obligation with the Energy Development Account - CDE. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Liabilities Related to Adjustment for Inflation - Revitalization of the Hydro. Basins	-16,398	0	-	The variation is due to the update by the IPCA of the obligation with projects to revitalize river basins. The obligation with the CDE was determined by Law No. 14,182/2021 (Privatization of Eletrobras), as one of the conditions for obtaining new concession grants for electricity generation.
Liabilities Related to Change in Exchange Rates	0	-7,577	-100.0	The variation is mainly due to: (i) realization, in 2021, of:
(a) R$5.4 million of correction of financing agreements with Eletrobras indexed to the Dollar and Yen;
(b) R$2.2 million exchange variation in material contract of Aparecida TPP.
				In addition, in 4Q22, the balance of exchange rate changes was active.
Other Financial Expenses	-54,128	-106,320	-49.1	The variation is mainly due to: (i) a reduction of R$30.7 million due to losses with financial investments in Banco do Brasil and Caixa Econômica Federal arising from a negative profitability index occurred in 4Q21, without counterperformance in 4Q22; and (ii) a reduction of R$25.5 million related to the recognition of loss, in 4Q21, to adjust the balance of the trading debt with CEA (the debt was renegotiated and the future cash flow was adjusted to present value), without counterperformance in 4Q22. The value was considered non-recurring.
Financial Results	-210,049	23,276	-1,002.4

Equity Interests (Equivalence) - R$ thousand	4Q22	4Q21	Variation (%)
Equity Interests (Equivalence)	-13,468	-6,937	-94.1	The accumulated Equity Equivalence result of 4Q22 is R$ -13.4 million, a difference of R$ -6.5 million when compared to the result of 4Q21 of R$ -6.9 million, which can be explained mainly by:
(-) NESA: negative result of R$23.0 million mainly due to: i) increase in the cost of purchasing energy; ii) increase in the loss in the Financial Income account due to the variation caused by the effect of the increase in the interest rate associated with the standstill.
(-) EAPSA: negative result of R$4.1 million mainly due to the increase in the cost of purchasing energy.
(+) SINOP: positive result of R$14 million. In 2021, the provision for impairment in the amount of R$96 million was realized while in 2022 the provision for impairment of R$37 million was recognized, which contributed to the positive result when compared to the same period of the previous year.
				(+) TNE: positive result of approximately R$6.4 million, due to the recognition of construction revenue according to IFRS rules.
Other Operating Income and Expenses - R$ thousand	4Q22	4Q21	Variation (%)
Other Operating Income and Expenses	277,219	0	-	The variation is mainly due to: (i) the launch of R$ 266 million in credit write-offs with Petrobras. The value refers to the lawsuit filed by Petrobras Distribuidora against Eletronorte for the collection of amounts from 2008 to 2011 that were disallowed from the Fuel Consumption Account - CCC, the lawsuit expired (after 5 years, according to article 206, paragraph 5, I, of the Civil Code) and the adjustment of the amount entered in the income statement was carried out. Additionally, it should be noted that the launch is non-recurring; and (ii) launch of R$10.9 million in leniency agreements signed with Camargo Correia and Engevix.

Income Tax and CSLL - R$ thousand	4Q22	4Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	166,992	-276,653	-160.4	The variation is mainly due to the following reasons: (i) In 4Q21, the company recorded an actual profit of R$852 million, while in 4Q22, it calculated R$636 million of tax loss, substantially impacted by the interest on equity; and
				(ii) In 4Q22, R$869 million of JCP (interest on own capital) was recorded, which contributed to the reduction of the provision for IRPJ and CSLL.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	457,175	-293,265	-255.9	The variation is mainly due to: (i) change in the behavior of provisions, as in 4Q21 they totaled R$189 million in reversals, while in 4Q22 they totaled R$55 million in new provisions. Additionally, in 4Q22, the adjustment of deferred IRPJ to an effective rate with an impact of R$445 million was recorded.
Tax Incentives	-14,462	229,402	-106.3	The variation is mainly due to: (i) a reduction of R$1 billion in the EBIT until Dec/2022, the starting point for calculating the tax incentive; and (ii) a decrease in the percentage of encouraged revenue in 2022.

18

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

CGT ELETROSUL	DESCRIPTION

Analysis of Income

The Company presented in 4Q22 a result 48.8% lower than that recorded in 4Q21, going from a loss of R$ 125 million in 4Q21 to a loss of R$ 186 million in 4Q22, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue in 4Q22 decreased by 13.7% compared to 4Q21, from R$ 1,034 million in 4Q21 to R$ 892 million in 4Q22. The variances for each income account are detailed below:

Gross Revenue - BRL Thousand	4Q22	4Q21	Variation (%)	Analysis
Generation	482,314	479,735	0.5
Supply	480,358	457,816	4.9	The variation is mainly due to: (i) reduction of approximately R$ 33.4 million in ACR (Regulated Market) revenue, mainly due to the following factors linked to TPP Candiota III: (a) lower realization of variable revenues and compensation for insufficient generation (R$ 35.5 million) and (b) recognition of R$ 21.4 million referring to compensation for non-compliance with the annual inflexibility of TPP Candiota III. The impacts of Candiota III were partially offset by the 11% increase in average selling prices (R$291/MWh vs R$263/MWh) of contracts in this environment due to the IPCA readjustment, impacting an increase of R$ $23.5 million; (ii) increase of R$56 million in ACL (Free Market) revenue, due to: (a) growth of R$20.6 million in revenue due to the positive variation in the quantity sold in this environment in the period (407 average MW in 4Q22 compared to 369 MW average in 4Q21); (b) an increase of R$42 million due to an average selling price 26% higher than that observed in the same period of the previous year (R$247/MWh vs. R$195/MWh); partially offset by the reduction of R$ 7 million in revenue due to the adjustment of the provision for the export of TPP Candiota III in Sep/22, which was estimated at R$ 39.2 million and realized at R$ 32.2 million. This difference was recorded in Oct/22.
Short Term Market (CCEE)	1,956	21,919	-91.1	The variation is mainly due to: (i) a 60% reduction in PLD (Differences Settlement Price) (from R$135/MWh in 4Q21 to R$56/MWh in 4Q22) impacting a decrease of approximately R$17 million in revenue of the MCP (Short-term Market), (ii) reduction of 17MW average in the energy paid between the periods due to differences in the seasonality of the physical guarantee of the plants of CGT Eletrosul, of approximately R$ 3 million.
Transmission	497,865	637,493	-21.9
Revenue from Operation & Maintenance	214,233	244,416	-12.3	The variation is mainly due to: (i) reduction of approximately 53% of the O&M RAP related to MP 579/2012, which occurred gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process, REH ANEEL nº 2.716/2020, generating a reduction of R$ 23.9 million in the analyzed period; (ii) transfer of DIT facilities and respective revenues to the CELESC distributor; in accordance with REN ANEEL º 916/2021, with a reduction effect of R$ 11.2 million in the period.
Revenue from Construction	125,234	120,442	4.0	The variation is mainly due to: (i) investment of R$ 142.9 million in transmission in 4Q22 against an investment of R$ 130.5 million in 4Q21, related to investment in reinforcements and improvements in the period.
Contractual Revenue - Transmission	158,398	272,635	-41.9	The variation is mainly due to: (i) monetary restatement of the contractual asset impacted by accumulated inflation, which was 0.71% in 4Q22 x 2.93% in 4Q21.
Other Revenues	18,473	15,438	19.7	The variation is mainly due to: (i) Provision of services to Gralha Azul Transmissora de Energia in the amount of R$ 2.2 million. This is a new user and refers to the services provided in the implementation of the access; and (ii) updating of other contracts by approximately R$0.8 million.
Deductions from Operating Revenue	-106,719	-98,685	8.1	The variation is mainly due to: (i) the 12% increase in base revenue from taxes, with emphasis on PIS/Cofins with an increase of R$ 8.5 million.
ROL	891,933	1,033,981	-13.7

Operating Costs and Expenses

Expenses and operating costs decreased by 0.3% in 4Q22 compared to 4Q21, from R$ 1,119 million in 4Q21 to R$ 1,115 million in 4Q22, with the variations listed below:
	-1,118,787	-961,145	16.4
PMSO - BRL Thousand	4Q22	4Q21	Variation (%)	Analysis
Personnel	-187,229	-137,367	36.3	The variation is mainly due to: (i) an increase of R$ 18.3 million related to the readjustment of 12.13 foreseen in the ACT 2022-2023, with an impact: (a) on the payroll of R$ 16.3 million salary; and (b) with the application of career progression (approximately 1.5%) and an annual fee with an impact of R$ 2 million; (ii) PLR (Profit Sharing), variation of R$ 33 million between the periods (R$ 43.5 million in 4Q22 against R$ 10.5 million in 4Q21). The variation is due to the reversal between the provisioned estimate at the end of 2020 and the amount paid in 2021. This difference was R$ 30 million, reversed in 4Q21. In 2022, the event was repeated, but the reversal amount was only R$ 1.7 million, which explains the large variation between periods; (iv) return of employees who were assigned to other bodies to the company, after the Eletrobras capitalization process, generating an increase of R$ 6.9 million; effects, partially offset by: (iv) increase in personnel allocated to investments, reducing expenses by R$1.4 million in the period, and (v) reduction in health plan expenses by R$3.6 million due to accounting adjustments related to these expenses.
Material	-27,594	-30,445	-9.4	The variation is mainly due to the following reason: (i) in 4Q22, TPP Candiota suffered an unscheduled shutdown, leading to higher expenses with maintenance parts, with emphasis on the bearing (part that supports the shaft) and the blades of the turbine, R$ 10 million (Nov/22), effect fully offset by (ii) lower consumption of lime and other products; and (iii) the variation verified is due to the higher tax credit (PIS/COFINS) in 4Q22 compared to 4Q21.
Services	-47,139	-51,234	-8.0	The variation is mainly due to: (i) reduction of consulting services by R$ 5 million, related to the Candiota arbitration, without occurrence in 4Q22.
Agreed Dismissal Plan/PAE (Provision)	-148,550	0	-	The variation is mainly due to: (i) Voluntary Dismissal Plan - PDV, provided for in the current ACT 2021/2023, which had a total adherence of 336 people, with 177 employees having already left the company in 4Q22. The others will leave the company throughout 2023.
Other	3,814	34,332	88.9
Donations and Contributions	-684	-601	13.8	The variation is mainly due to: (i) contributions to CEPEL, the largest portion of which is paid with R&D funds.
Other Operating Expenses	4,498	34,933	-87.1	The variation is mainly due to: (i) reversal in 4Q22 of provision for expenses related to private social security contribution, in the amount of R$ 11.9 million. Recognition occurred in the year, however, through actuarial records; (ii) insurance expenses of R$6.2 million. (iv) It should be noted that, in 4Q21, there were recoveries of expenses (R$ 18.8 million - receipt of insurance claim) and reversal of reimbursement of TPP Candiota energy referring to 2012/2013 (R$ 16.5 million).
TOTAL PMSO	-406,698	-184,714	120.2

Operating Costs - BRL Thousand	4Q22	4Q21	Variation (%)
Energy Purchased for Resale	-192,825	-167,281	15.3	The variation is mainly due to: (i) an increase of 8.5% in the average acquisition price, in accordance with contractual rules, due to the impact of inflation (IPCA), raising the cost by R$15.6 million; (ii) an increase of 14 MWm in the quantity purchased (from 372 MWm in 4Q21 to 386 MWm in 4Q22), causing an increase of R$ 7.5 million in cost; and (iii) an increase in energy purchased through the MCP (short-term Market), impacting a cost increase of R$3.1 million.
				These effects were partially offset by (iv) the variation in PIS/COFINS credits between the periods, resulting in a reduction of R$0.8 million in the purchase cost.
Charges on Electricity Grid Use	-16,606	-15,655	6.1	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Ratifying Resolution No. 3,066/2022 (cycle 2022/23) with an average increase in basic network charges of 11.59 % from Jul/22; and (ii) readjustment of tariffs for the use of the distribution system with specific dates for each distributor.
Construction Expense	-124,750	-121,163	3.0	The variation is mainly due to: (i) investment of R$ 142.9 million in transmission in 4Q22 against investment of R$ 130.5 million in 4Q21. The amount of construction expense is related to the amount of investment in transmission in the period.
Fuel	-92,358	-84,881	8.8	The variation is mainly due to the following factors: (i) TPP Candiota consumed 34% less coal in 4Q22 when compared to 4Q21, mainly due to the untimely shutdown of the generator set. Although consumption was lower, the reflection on costs was impacted by the price readjustment by suppliers of approximately 16.7%, resulting in a lower total cost of R$ 2.5 million; (ii) in Oct/22, a retroactive cost of R$ 8 million was computed referring to the readjustments mentioned in item (i); (iii) Readjustments in coal and ash transport and handling contracts in the order of 17.6% leading to an increase of R$ 2.8 million.
(-) Recovery of Expenses - Grant Received	17,297	10,015	72.7	The variation is mainly due to: (i) coal recovery was R$ 9.8 million for 4Q21 against R$ 15.75 million in 4Q22 due to the 25% increase in the use of reimbursable coal inventory; (ii) increase in the purchase cost of reimbursable coal by 14% in 2022; (iii) higher reimbursement of diesel oil, used to heat the boiler, which did not occur in 2021.
Depreciation and Amortization	-59,278	-61,021	-2.9	The variation is mainly due to: (i) amortization of assets between periods reducing the amount to be depreciated.
TOTAL Operating Costs	-468,520	-439,986	6.5

19

DFR - Investor Relations Superintendence Marketletter - Annex II - 4Q22 Financial Information of the Subsidiaries

Operating Provisions - BRL Thousand	4Q22	4Q21	Variation (%)
Operating Provisions	-240,036	-494,087	-51.4	The composition of provisions in 4Q22 is mainly due to: (i) contingencies of R$36 million, of which (a) R$40 million in labor due to the update/reclassification of existing processes. It should be noted that, in 4Q21, there was a remeasurement of labor lawsuit amounts leading to the provision at the time of R$ 348 million; (b) reversal of R$10 million related to an arbitration proceeding (Citic Arbitration); (ii) PCLD (Allowance for Doubtul Accounts) of R$5.6 million related to defaulted loans; (iii) Impairment in the amount of R$83.6 million, of which R$51 million refer to TPP Candiota and R$32 million refer to the consolidation of SPE Livramento; (iv) Investment losses amounted to R$54.5 million, of which: (a) constitution of R$234 million in SPE Teles Pires, due to the uncrossing of interests with Neoenergia, leading to a new asset value; and (b) reversal of R$154 million in ESBR related to the reduction of the TUST (Tariff for the Use of the Transmission System) and R$25 million in SPE Livramento; and (v) Other provisions of R$26 million related to the write-off of coal inventory at TPP Candiota.
		-60,725

Financial Income - BRL Thousand	4Q22	4Q21	Variation (%)
Financial Revenue	57,955	29,903	93.8
Revenue from Financial Investments	48,686	23,103	110.7	The variation is mainly due to the following reasons: (i) increase in the amount of 14.3% in the average balance of funds available from bonds and securities and (ii) increase in the average return on investments, of 1.07% in 4Q21 to 3.11% in 4Q22, with emphasis on the exchange fund set up in Jun/22, which presented a return of R$ 10.2 million in 4Q22.
Inflation Adjustment on Assets	9,065	8,656	4.7	The variation is mainly due to the following factors: (i) monetary restatement on escrow deposits increased by R$6.0 million between the periods due to changes in balances and restatement rates. (ii) In 4Q21, judicial deposits started to be accounted under this heading (previously under Other Financial Income). Thus, the amounts referring to the previous periods of 2021 were transferred, of which R$ 6.1 million refer to previous quarters, offsetting the variation exposed in item (i); (iii) Increase of R$0.3 million in active monetary restatement on unsettled energy credits at the Brazilian Electric Energy Trading Chamber (CCEE)
Exchange Rate Change on Assets	0	54	-100.0	Immaterial variation in the Financial Result.
Other Financial Revenues	3,624	-483	850.3	The variation is mainly due to the following factors: (i) in 4Q21, there was a reclassification of restatement amounts on escrow deposits, being transferred in Dec/21 to the Active Monetary Restatement item of R$ 7.4 million, of which R$ 6.1 million referring to previous quarters; (ii) excluding this adjustment, the group's other financial income was R$ 2 million lower than in 4Q21 due to extraordinary income in that period
(-) Taxes on Financial Income	-3,420	-1,427	-139.7	The variation is mainly due to the following factor: (i) in 4Q22, revenues from financial investments were R$ 25.6 million (110.7%) higher than in 4Q21.
Financial Expenses	-104,985	-106,123	-1.1
Debt Charges - Loans and Financing	-63,655	-52,429	21.4	The variation is mainly due to: (i) increase in indexes linked to contracts, with SELIC and CDI (from 9.15% per year to 13.65% per year) and TJLP (Long-term Interest Rates) (from 5.32% per year to 7.2% per year).
Debt Charges - Suppliers	-1,738	-2,278	-23.7	The variation is mainly due to: (i) installment of the Energy not paid by the then CGTEE to Eletronorte in 2019, which payment is being made in 36 installments, since July 2020 and its indexation is by the CDI. The reduction between the periods is due to the accelerated amortization of the outstanding balance, since the installment payment ends in 2023.
Charges - Leasing	-913	-1,011	-9.7	The variation is mainly due to: (i) the difference in rates between the periods combined with the reduction in the balances of contracts affected by CPC 06 - rental contracts.
Charges on Shareholders’ Compensation	0	-2,993	-100.0	The variation is mainly due to: (i) difference in payment dates, because, in 2022, dividends were distributed in the 2Q and 3Q, while in the previous year dividends were paid only in the last quarter of the year .
Inflation Adjustment on Liabilities	-20,378	-28,855	-29.4	The variation is mainly due to: (i) in 4Q21 there was an IPCA inflation of 2.96% and in 4Q22 it was 1.63%.
Exchange Rate Change on Liabilities	-11,604	-10,508	10.4	The variation is mainly due to: (i) devaluation of the real against the EURO, from R$5.29 to R$5.57, generating passive exchange variation observed in 4Q22. (ii) In 4Q21, the dollar depreciated from R$5.44 to R$5.58.
Other Financial Expenses	-6,697	-8,049	-16.8	The variation is mainly due to: (i) reduction in FIDC fees and commissions, in the order of R$ 0.2 million, due to the settlement of the operation in Jan/22 and (ii) reduction in expenses with Use of the Public Property by R$ 1 million.
Financial Income	-47,030	-76,220	38.3
		-56,389
Equity Interests (Equity Method) - BRL Thousand	4Q22	4Q21	Variation (%)
Equity Interests (Equity Method)	-4,000	-13,859	71.1	The variation is mainly due to: (i) SPE ESBR had a negative R$1.2 million equity, R$8.3 million better than in 4Q21. Operating costs were R$ 7 million higher, especially due to the impact of the GSF renegotiation. Energy purchases were R$ 64 million lower than in 4Q21, however the GSF (item that reduces the purchase cost in the result) was R$ 70.5 million higher in 4Q21; (ii) SPE TPP had negative equity of R$2.6 million in 4Q22, around R$3.8 million better than in 4Q21. The 4Q22 result was positively affected by revenue from the sale of carbon credits, in Oct/22, in the amount of R$43.4 million (Equity Income of R$9.6 million). Operating costs and expenses were R$5.1 million higher due to inflationary effects.
		0
Income Tax and CCSL - BRL Thousand	4Q22	4Q21	Variation (%)
Current Income Tax and Social Contribution on Net Income (CSLL)	-6,774	11,474	159.0	The variation is mainly due to the following factors: (i) In 4Q22, the company presented a small tax result of R$ 1.5 million resulting in the small amount of current taxes in the period; and (ii) in 4Q21, the company did not present a fiscal profit, where, among other factors, the financial result can be mentioned, which had a negative variation of R$ 56.4 million.
Deferred Income Tax and Social Contribution on Net Income (CSLL)	87,504	37,597	-132.7	The variation is mainly due to the following factors: (i) reduction in corporate transmission revenue; (ii) PDV provision, the effective realization of which will occur, for the most part, in 2023, according to the termination calendar of employees who adhered to the plan.
Minority interest - BRL Thousand	4Q22	4Q21	Variation (%)
Minority Interest	-7,603	810	-1,038.6	The variation is mainly due to: (i) consolidation of the investee SPE Livramento. In 4Q22, the high result is due to the high negative result presented by this SPE due to the constitution of R$ 31 million in impairment.

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.